As filed with the U.S. Securities and Exchange Commission on July 13, 2023

Registration No. 333-273041

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AEGON N.V.1

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

The Netherlands	6311	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Aegonplein 50

PO Box 85

2501 CB The Hague

The Netherlands

+31-70-344-8305

(Address, including Zip Code, and Telephone Number, including Area Code, of Principal Executive Offices)

Andrew S. Williams

Senior Vice President and General Counsel

Transamerica Corporation

1201 Wills Street, Suite 800

Baltimore, MD 21231

(443) 475-3243

(Name, address, including ZIP code, and telephone number, including area code, of agent for service)

Copies to:

A. Peter Harwich, Esq. Paul M. Dudek, Esq. Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020	J. Onno van Klinken General Counsel and Member of Management Board Aegon N.V. Aegonplein 50 PO Box 85 2501 CB The Hague The Netherlands	Reinier Kleipool De Brauw Blackstone Westbroek N.V. Claude Debussylaan 80 1082 MD Amsterdam The Netherlands

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross Border Third-Party Tender Offer)  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

[1]

In connection with the consummation of the redomiciliation transactions described herein, Aegon N.V. will be renamed and converted into Aegon S.A., a Luxembourg public limited liability company (société anonyme), and subsequently renamed and converted into Aegon Ltd., a Bermuda exempted company with liability limited by shares.

EXPLANATORY NOTE

We are registering the common shares of Aegon Ltd. (which is the name of the Bermuda exempted company into which Aegon N.V. will be converted following the consummation of the steps described herein) to be held by persons in the United States following the steps described herein. Dutch law currently does not facilitate a direct change of legal domicile of a Dutch public limited liability company (such as Aegon N.V.) to a jurisdiction outside the European Economic Area. As a result, Aegon as a practical matter intends to first change its legal domicile to Luxembourg, which is a jurisdiction within the European Economic Area that does facilitate a change of legal domicile to a jurisdiction outside the European Economic Area and shortly thereafter change its legal domicile to Bermuda. Therefore, the redomiciliation will occur in two principal steps expected to take place on the same day: (1) the conversion of Aegon N.V. into Aegon S.A., a Luxembourg public limited liability company (société anonyme), pursuant to which (A) Aegon N.V. will retain its legal personality without interruption and will continue to exist as Aegon S.A., and (B) the common shares of Aegon N.V. will remain issued and outstanding, and will become common shares of Aegon S.A., and (2) as soon as practicable on the same day as step (1), the subsequent conversion of Aegon S.A. into Aegon Ltd., a Bermuda exempted company with liability limited by shares, pursuant to which (A) Aegon S.A. will retain its legal personality without interruption and will continue to exist as Aegon Ltd., and (B) the common shares of Aegon S.A. will remain issued and outstanding, and will become common shares of Aegon Ltd. As a result of the steps described above, a holder of common shares of Aegon N.V. will become the holder of the same number of common shares of Aegon Ltd.

The information contained in this document is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document is not an offer to sell these securities and it is not soliciting an offer to buy these securities, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Subject to completion, dated July 13, 2023

PRELIMINARY PROSPECTUS

752,605,544 Common Shares

LETTER TO SHAREHOLDERS

Dear shareholder,

On June 30, 2023, we announced our intention to change our legal domicile from the Netherlands to Bermuda. Subsequently, Aegon’s group supervision will transfer to the Bermuda Monetary Authority, the current regulator of Aegon’s three insurance entities incorporated in Bermuda under the Transamerica name. Following the combination of our Dutch insurance business with a.s.r. on July 4, 2023, we no longer have a regulated insurance business in the Netherlands. Under Solvency II rules, Aegon’s current de facto group supervisor, the Dutch Central Bank, or DNB, can therefore no longer remain Aegon’s group supervisor. After consulting the members of the college of supervisors, the BMA has informed Aegon that the BMA will become its group supervisor if Aegon were to transfer its legal seat to Bermuda. The Solvency II Regime will continue to apply to our insurance businesses located in the European Union. Aegon’s regulated insurance entities in the US, UK, Spain, Portugal and in other jurisdictions will continue to be supervised by their current local regulators.

The change of legal domicile to Bermuda allows us to maintain our headquarters in the Netherlands and to remain a Dutch tax resident. Bermuda has a well-developed system of corporate law, enabling application of international governance standards going forward, and is a well-known location for insurance companies, including three of Aegon’s current subsidiaries. In addition, Bermuda’s regulatory regime is well recognized, having been granted equivalent status by the EU under the Solvency II regime, and by the UK under its own solvency regime. It is also considered to be a qualified jurisdiction and reciprocal jurisdiction by the U.S. National Association of Insurance Commissioners (subject to certain limitations and exceptions). While the DNB ceased to be our default group supervisor following the combination of the Dutch insurance business with a.s.r. on the basis of the Solvency II regime, the DNB has agreed to temporarily stay on as de facto group supervisor on the basis of a delegation agreement with the Spanish supervisory authority, the Direccíón General de Seguros y Fondos de Pensiones, or DGSFP, to ensure a smooth transfer of group supervision. In the interim phase, the presence of a continued and constant delegated group supervisor therefore is ensured.

In the past two and a half years, we have worked hard to execute on the strategy as communicated to you at our capital markets day in December 2020. We have been able to deliver on many of our strategic intentions, such as sharpening our strategic focus and improving Aegon’s strategic and financial profile through enhanced operational performance and strengthening of our capital position. The completion of the transaction with a.s.r. on July 4, 2023, forms a leader in the Dutch insurance market and enables Aegon to increase its focus on creating advantaged businesses in chosen markets outside the Netherlands. We believe the proposed redomiciliation will help us succeed in furthering our strategic intentions going forward as presented at our capital markets day on June 22, 2023. Upon completion of the redomiciliation to Bermuda, Aegon’s headquarters will remain in the Netherlands, Aegon will remain a Dutch tax resident and Aegon’s shares will remain listed on Euronext Amsterdam and NYSE. Aegon will continue to report under the IFRS accounting standards. Aegon is exploring the implementation of U.S. GAAP in the medium term, in addition to IFRS, so as to allow for better comparison against U.S. peers and provide long-term strategic flexibility for the Aegon Group.

We ask the Aegon general meeting of shareholders for approval of the proposed redomiciliation. The purpose of this U.S. Shareholder Circular is to ensure that Aegon’s U.S. shareholders are adequately informed of the facts and circumstances relevant to vote on the approval of the proposed redomiciliation. See “About this U.S. Shareholder Circular”.

As further explained in this U.S. Shareholder Circular, the Executive Board and the Supervisory Board of Aegon have concluded that the proposed redomiciliation is in the interest of Aegon and its stakeholders, and unanimously recommend voting in favor of the proposed redomiciliation. We encourage you to read the information included or incorporated by reference in this U.S. Shareholder Circular carefully. We hope that you will follow the recommendation of the Executive Board and Supervisory Board and vote in favor of the proposed redomiciliation.

We greatly value your support as shareholder and look forward to the Extraordinary General Meeting expected to be held on                 , 2023.

Yours sincerely,

Eilard Friese, CEO and Chairman of the Executive Board

William L.A. Connelly, Chairman of the Supervisory Board

None of the Securities and Exchange Commission, any state securities commission, the Registrar of Companies of Bermuda or the Bermuda Monetary Authority has approved or disapproved the conversions and other transactions described in this U.S. Shareholder Circular, nor have they approved or disapproved of the securities to be registered under this U.S. Shareholder Circular or determined if this U.S. Shareholder Circular is accurate or complete. Any representation to the contrary is a criminal offense.

Our common shares are listed on the Euronext Amsterdam under the symbol “AGN”, and our common shares of New York registry are listed on the New York Stock Exchange under the symbol “AEG”. The common shares of Aegon Ltd. will remain listed under the same symbol after the Redomiciliation.

Investing in our common shares involves risks. See “Risk Factors” beginning on page 22 of this prospectus.

This U.S. Shareholder Circular is dated                 , 2023.

i

ABOUT THIS U.S. SHAREHOLDER CIRCULAR

This document, which forms part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission, or SEC, by Aegon N.V. (File No. 333-273041), constitutes a prospectus of Aegon Ltd. and Aegon N.V. under Section 5 of the U.S. Securities Act of 1933, as amended, or the Securities Act, with respect to the Aegon Ltd. securities to be held by persons in the United States if the redomiciliation transactions described herein are consummated. The contents of this U.S. Shareholder Circular are substantially similar to the Shareholder Circular provided separately to Shareholders of Aegon N.V. in connection with the Extraordinary General Meeting of Aegon N.V. expected to be held on                 , 2023, as modified herein in order to satisfy the requirements for registration statements specified by the SEC. This document is meant to serve solely as a prospectus in connection with such registration and is not intended as a substitute for any such Shareholder Circular provided separately to you. As foreign private issuers, Aegon N.V. and Aegon S.A. are exempt from U.S. proxy rules pursuant to Rule 3a12-3(b) under the Exchange Act, and this document is not required to comply with U.S. proxy rule requirements as a result.

Neither this U.S. Shareholder Circular nor the information herein constitutes an offer of securities under Dutch or Bermuda law, and this U.S. Shareholder Circular is not a prospectus or an offering document within the meaning of Dutch or Bermuda law and the rules of the Bermuda securities regulator or the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten).

This U.S. Shareholder Circular incorporates important business and financial information about Aegon that is not included in or delivered with this U.S. Shareholder Circular. You can obtain the documents incorporated by reference in this U.S. Shareholder Circular through the SEC website at http://www.sec.gov. Such information will also be available in hard copy without charge upon written or oral request by contacting Aegon at the following address and telephone number no later than                 , 2023, which is the date that is five business days before the date of the extraordinary general meeting of Aegon N.V., expected to be held on                 , 2023:

Investor Relations

Aegon N.V.

Aegonplein 50

2591 TV The Hague

The Netherlands

Tel: 1-443-475-3243

E-mail: ir@aegon.com

AEGON N.V.

With roots dating back more than 175 years, Aegon N.V., through its member companies, which we collectively refer to as “Aegon” or the “Aegon Group”, is a global financial services company with its headquarters in The Hague, the Netherlands. Our common shares are listed on Euronext Amsterdam, a regulated market operated by Euronext Amsterdam N.V., the principal market for our common shares, on which they trade under the symbol “AGN”. Our common shares, in the form of New York Registry Shares, or NYRSs, are also listed on the New York Stock Exchange under the symbol “AEG”. Holders of NYRSs hold their shares in the registered form issued by Aegon’s New York transfer agent on Aegon’s behalf. NYRSs and shares of Aegon N.V. listed on Euronext are exchangeable on a one-to-one basis and are entitled to the same rights, except that cash dividends are paid in U.S. dollars on NYRSs. Aegon operates in several countries in the Americas, Europe and Asia, and serves millions of customers. Its main markets are the United States, the United Kingdom and, through Aegon’s 29.99% shareholding in a.s.r. and its asset management business, the Netherlands. Aegon encourages product innovation and fosters an entrepreneurial spirit within its businesses. New products and services are developed by local business units with a continuous focus on helping people take responsibility for their financial future. Aegon uses a multi-brand, multi-channel distribution approach to meet its customers’ needs. Aegon faces intense competition from a large number of other insurers, as well as non-insurance financial services companies such as banks, broker-dealers and asset managers, for individual customers, employer and other group customers and agents and other distributors of insurance and investment products.

Aegon N.V. is a holding company. Aegon’s products and services include insurance, long-term savings, banking and asset management. Aegon’s operations are conducted through its operating subsidiaries. Aegon’s headquarters are located at Aegonplein 50, P.O. Box 85, 2501 CB The Hague, the Netherlands (telephone +31-70-344-8305; internet: www.aegon.com). The information contained in, or that can be accessed through, our website is not incorporated by reference and is not part of this U.S. Shareholder Circular.

AEGON S.A.

In connection with the Redomiciliation, Aegon N.V. will be converted into Aegon S.A., a Luxembourg public limited liability company (société anonyme) for a limited amount of time between the Luxembourg Conversion Effective Time and the Bermuda Conversion Effective Time (each as defined herein) (which is expected to take place on the same day as the Luxembourg Conversion, as soon as practicable following the Luxembourg Conversion Effective Time). Throughout the Redomiciliation, Aegon will retain its legal personality without interruption and will continue to exist as Aegon S.A. and subsequently Aegon Ltd., and the shares of Aegon will remain issued and outstanding, and will become common shares of Aegon S.A. and subsequently Aegon Ltd.

AEGON LTD.

In connection with the Redomiciliation, Aegon S.A. will be converted into Aegon Ltd., a Bermuda exempted company with liability limited by shares. Throughout, Aegon will retain its legal personality without interruption and will continue to exist after completion of the Redomiciliation as Aegon Ltd., and the shares of Aegon will remain issued and outstanding, and will become common shares of Aegon Ltd. Aegon’s headquarters will remain in the Netherlands, and Aegon will remain a Dutch tax resident. Aegon Ltd. will be a holding company and Aegon’s operations will continue to be conducted through its operating subsidiaries. After consulting the members of the college of supervisors, the BMA has informed Aegon that the BMA will become its group supervisor if Aegon were to transfer its legal seat to Bermuda. Aegon Ltd.’s common shares will remain listed on Euronext Amsterdam, a regulated market operated by Euronext Amsterdam N.V., the principal market for our common shares, on which they will continue to trade under the symbol “AGN”. Aegon Ltd.’s common shares, in the form of NYRSs, will also remain listed on the New York Stock Exchange under the symbol “AEG”.

FREQUENTLY USED TERMS

Capitalized terms used in this U.S. Shareholder Circular have the meanings given below, unless the context requires otherwise (words in the singular form include the plural form, and vice versa):

“Aegon”	means Aegon N.V. until the Luxembourg Conversion Effective Time and (i) after the Luxembourg Conversion Effective Time and before the Bermuda Conversion Effective Time, Aegon S.A., and (ii) after the Bermuda Conversion Effective Time, Aegon Ltd.

“Aegon Group”	means Aegon together with its subsidiaries

“Aegon Ltd.”	means Aegon Ltd., a Bermuda Ltd.

“Aegon Ltd. Common Share”	means a common share in the share capital of Aegon Ltd.

“Aegon Ltd. Share”	means a share in the share capital of Aegon Ltd.

“Aegon N.V.”	means Aegon N.V., a Dutch public limited liability company

“Aegon N.V. Common Share B”	means a common share B in the share capital of Aegon N.V.

“Aegon N.V. Creditor”	means a creditor of Aegon N.V.

“Aegon N.V. Share”	means a share in the share capital of Aegon N.V.

“Aegon S.A.”	means Aegon S.A., a Luxembourg public limited liability company (société anonyme)

“AFM”	means the Dutch Authority for the Financial Markets

“Amended 1983 Merger Agreement”	means the merger agreement between Aegon and Vereniging Aegon, as originally entered into in 1983 and as amended and restated May 29, 2013 and filed as exhibit 10.1 to the registration statement

“Articles of Association”	means the articles of association of Aegon N.V., as amended, and filed as exhibit 3.1 to the registration statement

“a.s.r.”	means ASR Nederland N.V.

“ASR Transaction”	means the sale of the Aegon Dutch insurance business that was completed on July 4, 2023, as a result of which the Aegon Dutch insurance business was combined with a.s.r.’s business operations in the Netherlands, in return for (i) cash consideration of EUR 2.2 billion and (ii) 29.99% of the issued and outstanding shares of a.s.r. pursuant to the Business Combination Agreement filed as exhibit 10.2 to the registration statement

“Audit Committee Decree”	means the Dutch Decree of July 26, 2008 implementing Article 41 of Directive No. 2006/43/EC of the European Parliament and of the Council of the European Union of May 17, 2006 on statutory audits of annual accounts and consolidated accounts, amending Directives No. 78/660/EEC and No. 83/349/EEC of the Council of the European Communities and repealing Directive No. 84/253/EEC of the Council of the European Communities

“Bermuda Conversion”	has the meaning as set out in “The Redomiciliation—Structure of the Redomiciliation”

“Bermuda Conversion Effective Time”	has the meaning as set out in “The Redomiciliation—Structure of the Redomiciliation”

“Bermuda Ltd.”	means an exempted company with liability limited by shares incorporated pursuant to the Companies Act

“BMA”	means the Bermuda Monetary Authority

“Board”	means (i) after the Luxembourg Conversion Effective Time and before the Bermuda Conversion Effective Time, the board of directors of Aegon S.A. and (ii) after the Bermuda Conversion Effective Time, the board of directors of Aegon Ltd.

“Board Rules”	means the Board rules of Aegon Ltd. as they will read upon completion of the Redomiciliation

“Bye-Laws”	means the bye-laws of Aegon Ltd. as they will read upon completion of the Redomiciliation, the form of which is filed as exhibit 3.3 to the registration statement

“Code”	means the U.S. Internal Revenue Code of 1986, as amended

“ComFrame”	means the Common Framework for the Supervision of Internationally Active Insurance Groups issued by the International Association of Insurance Supervisors

“Common Share”	means a common share in the share capital of Aegon

“Companies Act”	means the Companies Act 1981 of Bermuda

“Conversion Proposal”	means the draft terms of the Luxembourg Conversion, drawn up by the Executive Board

“Creditor Opposition Period”	means the one-month period following the date of publication in a nationally-distributed newspaper in the Netherlands of the filing of the Conversion Proposal

“CSRD”	means directive (EU) 2022/2464 of the European Parliament and the Council of December 14, 2022 amending Regulation (EU) No 537/2014, Directive 2004/109/EC, Directive 2006/43/EC and Directive 2013/34/EU, as regards corporate sustainability reporting

“DGSFP”	means the Spanish Dirección General de Seguros y Fondo de Pensiones

“DNB”	means the Dutch Central Bank

“Dutch EGM”	means the extraordinary general meeting of Aegon N.V., expected to be held on , 2023

“Dutch EGM Record Date”	means the record date of the Dutch EGM, being the 28th day prior to the date of the Dutch EGM

“Dutch Implementation Act”	means the law implementing the Mobility Directive into Dutch law, to enter into force on September 1, 2023

“Dutch N.V.”	means a Dutch public company (naamloze vennootschap) pursuant to the Dutch Civil Code

“Dutch Securities Transactions Act”	means the Dutch Securities Bank Giro Transactions Act (Wet giraal effectenverkeer)

“Dutch Trade Register”	means the Dutch trade register (handelsregister)

“EEA”	means European Economic Area

“EIOPA”	means the European Insurance and Occupational Pensions Authority

“Enterprise Chamber”	means the Enterprise Chamber of the Amsterdam court of appeal

“Euronext Amsterdam”	means the regulated market of Euronext Amsterdam N.V.

“Executive Board”	means Aegon N.V.’s executive board

“General Meeting”	means the general meeting of Shareholders of Aegon

“Joint Guidelines”	means EBA and ESMA Joint Guidelines (revised) on Suitability of members of the management board and key function holders (EBA/GL/2021/06)

“Luxembourg Conversion”	has the meaning as set out in “The Redomiciliation—Structure of the Redomiciliation”

“Luxembourg Conversion Effective Time”	has the meaning as set out in “The Redomiciliation—Structure of the Redomiciliation”

“Luxembourg EGM”	means the extraordinary general meeting of Aegon S.A., expected to be held in Luxembourg on or around , 2023

“Luxembourg EGM Record Date”	means the record date for the Luxembourg EGM, being the 28th day prior to the date of the Luxembourg EGM

“Management Board”	means the management board of Aegon

“Memorandum of Association”	means the memorandum of continuance of Aegon Ltd. as it will read upon completion of the Redomiciliation, which will serve as Aegon Ltd.’s memorandum of association

“Mobility Directive”	means Directive (EU) 2019/2121 of the European Parliament and of the Council of November 27, 2019 amending Directive (EU) 2017/1132 as regards cross-border conversions, mergers and divisions

“NAIC”	means the U.S. National Association of Insurance Commissioners

“NYRSs”	means the Aegon N.V. Shares held in New York registry form

“NYSE”	means the New York Stock Exchange

“NYSE Listing Rules”	means the New York Stock Exchange Listed Company Manual

“Pre-Mobility Directive Conversion Provisions”	has the meaning as set out in “The Redomiciliation—Structure of the Redomiciliation—Mobility Directive”

“Redomiciliation”	means the change in legal domicile of Aegon by means of the cross-border conversion of Aegon N.V. into Aegon S.A. and the subsequent cross-border conversion of Aegon S.A. into Aegon Ltd.

“Share”	means a share in the share capital of Aegon

“Shareholder”	means a shareholder of Aegon

“Shareholder Circular”	means the Shareholder Circular provided separately to Shareholders of Aegon N.V. in connection with the Dutch EGM expected to be held on , 2023

“Solvency II Regime”	means the Solvency II Directive and Delegated Regulation as well as implementing standards and guidelines

“Special Cause”	has the meaning ascribed to it in the Voting Rights Agreement

“Supervisory Board”	means Aegon N.V.’s supervisory board

“Trading Day”	means a day on which trading generally occurs on Euronext Amsterdam or NYSE

“U.S. Shareholder Circular”	means this U.S. shareholder circular, which constitutes a prospectus of Aegon Ltd. and Aegon N.V. under Section 5 of the Securities Act

“Voting Rights Agreement”	means the voting rights agreement between Aegon and Vereniging Aegon, as originally entered into on May 26, 2003 filed as exhibit 10.3 to the registration statement

FORWARD LOOKING STATEMENTS

The statements contained and incorporated by reference in this U.S. Shareholder Circular that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: “aim,” “believe,” “estimate,” “intend,” “target,” “may,” “expect,” “anticipate,” “predict,” “project,” “counting on,” “plan,” “continue,” “want,” “forecast,” “goal,” “should,” “would,” “could,” “is confident,” “will” and similar expressions as they relate to us. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to our sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Whether the Redomiciliation can be timely implemented or implemented at all;

•	The effects of the Redomiciliation on trading, liquidity and the price of the Shares;

•	Changes to the group supervision of Aegon Group;

•	Tax consequences to Aegon and its Shareholders resulting from the Redomiciliation;

•	The governance of Aegon following the Redomiciliation;

•	Whether the ASR Transaction is able to achieve the strategic objectives of such transaction;

•	The payment of any dividends;

•

Unexpected delays, difficulties, and expenses in executing against our environmental, climate, diversity and inclusion or other “ESG” targets, goals and commitments, and changes in laws or regulations affecting us, such as changes in data privacy, environmental, safety and health laws;

•

Changes in general economic and/or governmental conditions, particularly in the United States, the United Kingdom and, in relation to Aegon’s 29.99% shareholding in a.s.r. and its asset management business, the Netherlands;

•	Civil unrest, (geo-) political tensions, military action or other instability in a country or geographic region;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of the equity and debt securities we hold;

•	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that we hold; and

•	The impact from volatility in credit, equity, and interest rates;

•	Changes in the performance of our investment portfolio and decline in ratings of our counterparties;

•

Lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of our insurance subsidiaries;

•	Changes affecting interest rate levels and low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Changes affecting inflation levels, particularly in the United States, the United Kingdom and, in relation to Aegon’s 29.99% shareholding in a.s.r. and its asset management business, the Netherlands;

•

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•

Increasing levels of competition in the United States, the United Kingdom, emerging markets and, in relation to Aegon’s 29.99% shareholding in a.s.r. and its asset management business, the Netherlands;

•

Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt our business;

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of our insurance products;

•

Our projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

•	Reinsurers to whom we have ceded significant underwriting risks may fail to meet their obligations;

•

Changes in customer behavior and public opinion in general related to, among other things, the type of products we sell, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Customer responsiveness to both new products and distribution channels;

•	Third-party information used by us may prove to be inaccurate and change over time as methodologies and data availability and quality continue to evolve impacting our results and disclosures;

•

As our operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which we do business may disrupt our business, damage our reputation and adversely affect our results of operations, financial condition and cash flows;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to complete, or obtain regulatory approval for, acquisitions and divestitures, integrate acquisitions, and realize anticipated results, and our ability to separate businesses as part of divestitures;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess cash and leverage ratio management initiatives;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for our products;

•	Consequences of an actual or potential break-up of the European monetary union in whole or in part, or potential consequences of member states leaving the European Union;

•

Changes in laws and regulations, particularly those affecting our operations’ ability to hire and retain key personnel, taxation of our companies, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which we operate;

•

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or U.S. federal or state level financial regulation or the application thereof to us, including our designation by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);

•

Changes in accounting regulations and policies or a change by us in applying such regulations and policies, voluntarily or otherwise, which may affect our reported results, shareholders’ equity or regulatory capital adequacy levels; and

•

Changes in ESG standards and requirements, including assumptions, methodology and materiality, or a change by us in applying such standards and requirements, voluntarily or otherwise, may affect our ability to meet evolving standards and requirements, or our ability to meet our sustainability and ESG-related goals, or related public expectations.

Further details of potential risks and uncertainties affecting us are described in our filings with the Netherlands Authority for the Financial Markets and the SEC. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

QUESTIONS AND ANSWERS ABOUT THE REDOMICILIATION

The questions and answers below highlight only selected information from this U.S. Shareholder Circular and only briefly address some potential questions about the proposed Redomiciliation. The following questions and answers do not include all the information that is important to Aegon shareholders. Shareholders are urged to read carefully this entire U.S. Shareholder Circular, including the documents referred to or incorporated by reference herein, to fully understand the proposed Redomiciliation.

Q:	Why am I receiving this U.S. Shareholder Circular?

A:

We are registering the common shares of Aegon Ltd. to be held by persons in the United States in connection with the Redomiciliation. This document, which forms part of a registration statement on Form F-4 filed with the SEC by Aegon N.V. (File No. 333-273041), constitutes a prospectus of Aegon Ltd. and Aegon N.V. under Section 5 of the Securities Act, with respect to the Aegon Ltd. securities if the Redomiciliation described herein is consummated.

Q:	When and where is the Dutch EGM?

A:	The Dutch EGM is expected to be held on , 2023, in The Hague, Netherlands.

Q:	When and where is the Luxembourg EGM?

A:	The Luxembourg EGM is expected to be held on , 2023, in Luxembourg.

Q:	Are the steps in the Redomiciliation conditioned on one another?

A:

Yes. As part of the Redomiciliation, Shareholders may vote on the Luxembourg Conversion and on the Bermuda Conversion, in the Dutch EGM and in the Luxembourg EGM, respectively. There is no guarantee that Shareholders will vote in favor of the Luxembourg Conversion or on the Bermuda Conversion and Shareholders may first vote in favor of the Luxembourg Conversion but then still vote against the Bermuda Conversion. Both votes require a two-thirds majority of the votes cast, and in addition, for the Bermuda Conversion, a quorum of half of the issued share capital applies. If sufficient Shareholders vote against the Luxembourg Conversion and/or the Bermuda Conversion and/or the applicable quorum is not met, the Redomiciliation will not be implemented. Furthermore, Aegon may also decide to implement the Redomiciliation at another time than currently envisioned. In addition, the Executive Board in its discretion may decide to not implement the Redomiciliation at all.

Q:	What is the background to the Redomiciliation?

A:

As a result of the ASR Transaction, Aegon no longer has a regulated insurance entity presence in the Netherlands. Under the Solvency II Regime, Aegon’s current de facto group supervisor, the DNB can therefore no longer remain Aegon’s group supervisor. After consulting the members of the college of supervisors, the BMA has informed Aegon that the BMA will become its group supervisor if Aegon were to transfer its legal seat to Bermuda.

Bermuda hosts many respected international insurance companies, including three of Aegon’s subsidiaries. Bermuda’s regulatory regime is well recognized, having been granted equivalent status by the EU under the Solvency II Regime, and by the UK under its own Solvency UK regime. It has also been designated as a qualified jurisdiction and reciprocal jurisdiction by the NAIC. This enables insurance companies that are regulated by the BMA to easily conduct cross-border business. Aegon’s regulated insurance entities in the U.S., UK, Spain, Portugal and in other jurisdictions will continue to be supervised by their current local regulators. In addition, Aegon’s asset management activities in the Netherlands will continue to be supervised by the AFM and the DNB.

The change of legal domicile to Bermuda allows for continued application of the IFRS framework. In addition to the IFRS framework, Aegon is exploring the implementation of the U.S. GAAP accounting framework in the medium term to allow for better comparison against U.S. peers and provide long-term strategic flexibility for the Aegon Group. In addition, a change in legal domicile to Bermuda allows Aegon to maintain its headquarters in the Netherlands and remain a Dutch tax resident. Finally, Bermuda is a well-known location for insurance companies, including three of Aegon’s current subsidiaries, and has a well-developed corporate law system that fits Aegon’s intended governance, based on international governance standards, going forward.

Please see the section entitled “The Redomiciliation—Reasons for the Redomiciliation”.

Q:	What is the Aegon Board’s recommendation?

A:

The Executive Board and the Supervisory Board considered the financial and non-financial aspects of the Redomiciliation in consultation with their advisors. The Executive Board and the Supervisory Board, having duly considered the relevant strategic, economic, financial and social aspects, have concluded that the Redomiciliation is in the interest of Aegon and its stakeholders and promotes the sustainable success of Aegon’s business. The Executive Board and the Supervisory Board unanimously recommend that Shareholders vote in favor of the Luxembourg Conversion and other voting items at the Dutch EGM, vote in favor of the Bermuda Conversion at the Luxembourg EGM and timely issue their voting proxies for the Luxembourg EGM, all in order to ensure implementation of the Redomiciliation.

Q:	What will happen in the Redomiciliation?

A:

In the Redomiciliation, Aegon, currently a Dutch public company (naamloze vennootschap), or Dutch N.V., will become a Bermuda exempted company with liability limited by shares, or Bermuda Ltd. Dutch law currently does not facilitate a direct change of legal domicile of a Dutch public limited liability company (such as Aegon N.V.) to a jurisdiction outside the European Economic Area. As a result, Aegon as a practical matter intends to first change its legal domicile to Luxembourg, which is a jurisdiction within the European Economic Area that does facilitate a change of legal domicile to a jurisdiction outside the European Economic Area and shortly thereafter change its legal domicile on to Bermuda. Therefore, the Redomiciliation consists of two principal steps expected to take place on the same day: (i) the Luxembourg Conversion and (ii) the Bermuda Conversion, and requires two General Meetings for the approval and implementation thereof. First, the Dutch EGM will resolve on the Luxembourg Conversion and subsequently the Luxembourg EGM will resolve on the Bermuda Conversion. Throughout, Aegon will retain its legal personality without interruption and will continue to exist as Aegon Ltd. and the shares of Aegon will remain issued and outstanding, and will become shares of Aegon Ltd. Upon the Redomiciliation, Aegon’s headquarters will remain in the Netherlands, and Aegon will remain a Dutch tax resident. After consulting the members of the college of supervisors, the BMA has informed Aegon that the BMA will become its group supervisor if Aegon were to transfer its legal seat to Bermuda. Aegon Ltd.’s common shares will remain listed on Euronext Amsterdam, a regulated market operated by Euronext Amsterdam N.V., the principal market for our common shares, on which they will continue to trade under the symbol “AGN”. Aegon Ltd.’s common shares, in the form of NYRSs, will also remain listed on the New York Stock Exchange under the symbol “AEG”.

Please see the section entitled “The Redomiciliation”.

Q:	What changes are being made to the governing documents of Aegon in connection with the Redomiciliation?

A:

After the Redomiciliation, Aegon, as a Bermuda Ltd., will be subject to Bermuda law and its governance will predominantly be determined by Bermuda law, its Bye-Laws and its Board Rules. In preparing the Bye-Laws and the Board Rules, Aegon has taken into account the following guiding principles:

•	to continue to take into account the interests of Aegon and all its stakeholders;

•	to apply international governance standards that are well-recognized and accepted; and

•

to preserve the current governance principles of Aegon, including the appropriate checks and balances, and to take into account the existing framework of Shareholder rights to the extent possible and practical in view of the Redomiciliation, and where appropriate in the context of Aegon’s international footprint.

Pursuant to these guiding principles, the proposed governance structure of Aegon Ltd. is intended to support and strengthen Aegon’s position as an international company.

Please see the sections entitled “Description of Securities—Post-Redomiciliation Governance” and “Comparison of Aegon N.V. and Aegon Ltd. Governance”.

Q:	Will the management or board of directors of Aegon change in connection with the Redomiciliation?

A:

Aegon N.V. currently has a two-tier board structure comprising the Executive Board and the Supervisory Board. Following the Redomiciliation, Aegon Ltd. will have a single tier board consisting of one executive member—the CEO—and eight non-executive directors. It is expected that Aegon’s current Supervisory Board members will be the non-executive directors and Aegon’s CEO, Eilard Friese, will join the board as the executive director. Matthew Rider is expected to continue his role as Aegon’s CFO as a member of the Group’s executive committee, together with the members of Aegon’s current Management Board.

Q:	Following the Redomiciliation, will Aegon’s securities trade on a stock exchange?

A:

Aegon N.V.’s common shares are listed on Euronext Amsterdam, a regulated market operated by Euronext Amsterdam N.V., the principal market for our common shares, on which they trade under the symbol “AGN”. Aegon N.V.’s common shares, in the form of NYRSs, are also listed on the New York Stock Exchange under the symbol “AEG”. Following the Redomiciliation, our common shares will continue to be listed on the Euronext Amsterdam and the New York Stock Exchange.

Q:	What constitutes a quorum at the Dutch EGM?

A:	There are no quorum requirements at the Dutch EGM.

Q:	What constitutes a quorum at the Luxembourg EGM?

A:

The vote on the Bermuda Conversion requires a quorum of half of the issued share capital. There are no quorum requirements for the Luxembourg EGM to be held, nor for any of the agenda items other than the vote on the Bermuda Conversion.

Q:	What vote is required to approve the Redomiciliation at the Dutch EGM?

A:

All voting items relating to the Redomiciliation, except for the vote on the Luxembourg Conversion, require a simple majority of the votes cast. The vote on the Luxembourg Conversion requires a two-thirds majority of the votes cast. The directors, executive officers and affiliates of Aegon N.V. are currently entitled to vote approximately 17% of the outstanding shares entitled to be voted in connection with the Redomiciliation.

Q:	What vote is required to approve the Redomiciliation at the Luxembourg EGM?

A:

All voting items relating to the Redomiciliation, except for the vote on the Bermuda Conversion, require a simple majority of the votes cast. The vote on the Bermuda Conversion requires a two-thirds majority of the votes cast. The directors, executive officers and affiliates of Aegon N.V. are currently entitled to vote approximately 17% of the outstanding shares entitled to be voted in connection with the Redomiciliation.

Q:	What happens if the Redomiciliation is not approved?

A:

The Redomiciliation will not be implemented and Aegon will remain a Dutch N.V. In such event, Aegon would maintain its legal domicile in the Netherlands and have to re-engage with its College of Supervisors on the implications on group supervision, as the current arrangements assume an interim period followed by the Redomiciliation, with DNB expected to de facto fulfill the role of group supervisor of Aegon for the limited duration of this interim period only. The Executive Board may also resolve at its own discretion to convene a new Luxembourg EGM for a new vote on the Bermuda Conversion.

Q:	Are there withdrawal rights in connection with the Redomiciliation?

A:	No. There are no withdrawal rights available to holders of Aegon shares in connection with the Redomiciliation.

Q:	What are the material tax consequences to me of the Redomiciliation?

A:

The Redomiciliation is not a taxable event for Aegon or Shareholders for Dutch corporate income tax, Dutch dividend withholding tax and Dutch personal income tax purposes. The Dutch dividend withholding tax, corporate income tax and personal income tax treatment of Shareholders after the Redomiciliation is expected to generally remain the same as if the Redomiciliation had not occurred. Furthermore, the Redomiciliation will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. As such, for U.S. federal income tax purposes, a U.S. holder will not recognize any gain or loss solely as a result of the Redomiciliation, will have the same tax basis in each of its Shares following the Redomiciliation as the U.S. holder had immediately prior to the Redomiciliation, and will have a holding period in each of its Shares following the Redomiciliation that includes the U.S. holder’s holding period in such Shares immediately prior to the Redomiciliation.

For a discussion of the material Dutch tax and U.S. federal income tax considerations of the Redomiciliation, see “Taxation”, portions of which constitute the opinions of De Brauw Blackstone Westbroek N.V. and Latham & Watkins LLP, respectively.

Q:	Do I have appraisal rights or dissenters’ rights if I object to the proposed Redomiciliation?

A:	No. There are no appraisal rights or dissenters’ rights available to holders of Aegon shares in connection with the Redomiciliation.

Q:	What conditions must be satisfied to complete the Redomiciliation?

A:

The Luxembourg Conversion, and therefore the Redomiciliation, will only be implemented if the Executive Board, at its full discretion, resolves to implement the Luxembourg Conversion and the Redomiciliation. The Executive Board will only resolve on the implementation of the Luxembourg Conversion and the Redomiciliation if sufficient proxies and voting instructions approving the required resolutions at the Luxembourg EGM, as determined by the Executive Board at its full discretion, have been obtained from Shareholders for the Luxembourg EGM as set out in Section “The Redomiciliation—Structure of the Redomiciliation—Decision-making in the Dutch EGM and Luxembourg EGM—Cancellation of the Luxembourg EGM”.

Furthermore, Aegon may also decide to implement the Redomiciliation at another time than currently envisioned. In addition, the Executive Board in its discretion may decide to not implement the Redomiciliation at all. The Bermuda Conversion requires the customary confirmatory approval of the BMA and the Bermuda Minister of Finance acting through the Bermuda Registrar of Companies that the formalities for changing the legal domicile to Bermuda prescribed by the Companies Act have been satisfied. These approvals are expected to be obtained upon registration in Bermuda.

For a summary of the conditions that must be satisfied prior to completion of the Redomiciliation, please see the section entitled “The Redomiciliation—Structure of the Redomiciliation—Conditions for the Redomiciliation” and “Risk Factors—The Redomiciliation may not be implemented or may not be implemented in a timely manner.”

Q:	What happens if the Redomiciliation is not consummated?

A:

Aegon will remain a Dutch N.V. and the rights of Shareholders will remain unchanged. In such event, Aegon would maintain its legal domicile in the Netherlands and have to re-engage with its College of Supervisors on the implications on group supervision, as the current arrangements assume an interim period followed by the Redomiciliation, with DNB expected to de facto fulfil the role of group supervisor of Aegon for the limited duration of this interim period only. Please see “The Redomiciliation—Structure of the Redomiciliation—Decision-making in the Dutch EGM and Luxembourg EGM—Cancellation of the Luxembourg EGM” for additional information.

Q:	When is the Redomiciliation expected to be completed?

A:

It is currently anticipated that the Redomiciliation will be consummated promptly following the Luxembourg EGM, which is expected to occur on or about                 , 2023. For a summary of the conditions that must be satisfied prior to completion of the Redomiciliation, please see the section entitled “The Redomiciliation—Structure of the Redomiciliation—Conditions for the Redomiciliation” and “Risk Factors—The Redomiciliation may not be implemented or may not be implemented in a timely manner”.

Q:

Will completion of the Redomiciliation impact the timing of Aegon’s previously announced intention to return a substantial portion of the cash consideration received from a.s.r. or the previously announced intention to reduce Aegon’s gross financial leverage?

A:

Neither our previously announced intention to return a substantial portion of the cash consideration received from a.s.r. through a EUR 1.5 billion share buyback program nor the previously announced intention to reduce our gross financial leverage by up to EUR 700 million is expected to be affected by the Redomiciliation. See “The Redomiciliation—Reasons for the Redomiciliation—Effects of the Redomiciliation—Capital Management”.

Q:	Who can help answer my questions?

A:	If you have questions about the Redomiciliation or if you need hard copies of this U.S. Shareholder Circular you should contact:

Investor Relations

Aegon N.V.

Aegonplein 50

2591 TV The Hague

The Netherlands

Tel: 1-443-475-3243

E-mail: ir@aegon.com

You may also obtain additional information about Aegon from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.”

SUMMARY

This summary highlights selected information contained in this U.S. Shareholder Circular and does not contain all of the information that is important to you. You should read carefully this entire U.S. Shareholder Circular, including the information incorporated by reference herein, to fully understand the proposed Redomiciliation (as described below). Please see the section entitled “Where You Can Find More Information.”

Our Company

With roots dating back more than 175 years, Aegon is a global financial services company with its headquarters in The Hague, the Netherlands. Aegon operates in several countries in the Americas, Europe and Asia, and serves millions of customers. Its main markets are the United States, the United Kingdom and, through Aegon’s 29.99% shareholding in a.s.r. and its asset management business, the Netherlands. Aegon encourages product innovation and fosters an entrepreneurial spirit within its businesses. New products and services are developed by local business units with a continuous focus on helping people take responsibility for their financial future. Aegon uses a multi-brand, multi-channel distribution approach to meet its customers’ needs. Aegon faces intense competition from a large number of other insurers, as well as non-insurance financial services companies such as banks, broker-dealers and asset managers, for individual customers, employer and other group customers and agents and other distributors of insurance and investment products.

Aegon N.V. is a holding company. Aegon’s products and services include insurance, long-term savings, banking and asset management. Aegon’s operations are conducted through its operating subsidiaries. As a result of the transactions constituting the Redomiciliation, Aegon N.V., a Dutch N.V., will be converted into Aegon S.A., a Luxembourg S.A., and subsequently Aegon Ltd., a Bermuda Ltd. Thereafter, Aegon will retain its legal personality without interruption and will continue to exist as Aegon Ltd. and the shares of Aegon will remain issued and outstanding, and will become shares of Aegon Ltd. Upon the Redomiciliation, Aegon’s headquarters will remain in the Netherlands, and Aegon will remain a Dutch tax resident. Aegon’s headquarters are located at Aegonplein 50, P.O. Box 85, 2501 CB The Hague, the Netherlands (telephone +31-70-344-8305; internet: www.aegon.com). The information contained in, or that can be accessed through, our website is not incorporated by reference and is not part of this U.S. Shareholder Circular.

Recent Developments

Completion of the ASR Transaction

On July 4, 2023, Aegon completed the combination of its Dutch pension, life and non-life insurance, banking, and mortgage origination activities with a.s.r., which we refer to herein as the “ASR Transaction”, which also marked the beginning of Aegon’s asset management partnership with a.s.r. As a result of the completion of the ASR Transaction, Aegon received EUR 2.2 billion in cash proceeds and 29.99% of the issued and outstanding shares in a.s.r. As previously announced, Aegon intends to return EUR 1.5 billion of the cash proceeds from the ASR Transaction to its shareholders and reduce its gross financial leverage by up to EUR 700 million. Consequently, on July 6, 2023, Aegon announced that it had commenced a EUR 1.5 billion share buyback program that barring unforeseen circumstances is currently expected to be completed on or before June 30, 2024. See “The Redomiciliation—Reasons for the Redomiciliation—Effects of the Redomiciliation—Capital Management” for more information on the Redomiciliation and the share buyback program.

In connection with the ASR Transaction, Aegon has also agreed to an exclusive long-term asset management partnership with a.s.r. Aegon also obtained certain governance rights with respect to a.s.r., including, among other things, the right to nominate two candidates for the a.s.r. Supervisory Board. Lard Friese, CEO of Aegon N.V., has been appointed as a non-independent member of the supervisory board of a.s.r., and Danielle Jansen Heijtmajer, chair of the supervisory board of Aegon’s Netherlands insurance business, has been appointed as an independent member of the supervisory board of a.s.r., both effective as of the completion of the ASR Transaction, i.e. July 4, 2023.

Reasons for, and impact of, the ASR Transaction

The ASR Transaction is part of Aegon’s previously announced strategy to focus on selected core and growth markets where Aegon is well positioned to create value. The ASR Transaction forms a leader in the Dutch insurance market and enables Aegon to accelerate its strategy of releasing capital from mature businesses and to become a leader in markets where Aegon is well positioned for growth, including allowing Aegon to build upon Transamerica’s leading positions in the U.S. and invest capital to profitably grow its market share in selected product lines, while strengthening its UK business and its fully-owned global asset manager, including through the long-term asset management partnership with a.s.r.

Summary of the Redomiciliation

In the Redomiciliation, Aegon, currently a Dutch public company (naamloze vennootschap), or Dutch N.V., will become a Bermuda exempted company with liability limited by shares, or Bermuda Ltd. Dutch law currently does not facilitate a direct change of legal domicile of a Dutch public limited liability company (such as Aegon N.V.) to a jurisdiction outside the European Economic Area. As a result, Aegon as a practical matter intends to first change its legal domicile to Luxembourg, which is a jurisdiction within the European Economic Area that does facilitate a change of legal domicile to a jurisdiction outside the European Economic Area and shortly thereafter change its legal domicile to Bermuda. Therefore, the Redomiciliation consists of two principal steps: (i) the Luxembourg Conversion and (ii) the Bermuda Conversion. Aegon will be Aegon S.A. for a limited amount of time between the Luxembourg Conversion Effective Time and the Bermuda Conversion Effective Time (which is expected to take place on the same day as the Luxembourg Conversion, as soon as practicable following the Luxembourg Conversion Effective Time). The Redomiciliation will take place through a two-step cross-border conversion where each conversion will change the legal form and legal domicile of Aegon by an amendment of its Articles of Association. Upon each conversion, Aegon continues to exist and its assets and liabilities will not be liquidated or transferred. Each Shareholder will eventually hold one Aegon Ltd. Share immediately after the Bermuda Conversion Effective Time for each Aegon N.V. Share held immediately prior to the Luxembourg Conversion Effective Time. Aegon Ltd.’s common shares will remain listed on Euronext Amsterdam, a regulated market operated by Euronext Amsterdam N.V., the principal market for our common shares, on which they will continue to trade under the symbol “AGN”. Aegon Ltd.’s common shares, in the form of NYRSs, will also remain listed on the New York Stock Exchange under the symbol “AEG”.

The Luxembourg Conversion, and therefore the Redomiciliation, will only be implemented if the Executive Board, at its full discretion, resolves to implement the Luxembourg Conversion and the Redomiciliation. The Executive Board will only resolve on the implementation of the Luxembourg Conversion and the Redomiciliation if sufficient proxies and voting instructions approving the required resolutions at the Luxembourg EGM, as determined by the Executive Board at its full discretion, have been obtained from Shareholders for the Luxembourg EGM. Furthermore, Aegon may also decide to implement the Redomiciliation at another time than currently envisioned. In addition, the Executive Board in its discretion may decide to not implement the Redomiciliation at all. The Bermuda Conversion requires the customary confirmatory approval of the BMA and the Bermuda Minister of Finance acting through the Bermuda Registrar of Companies that the formalities for changing the legal domicile to Bermuda prescribed by the Companies Act have been satisfied. These approvals are expected to be obtained upon registration in Bermuda.

For more information, please see the section entitled “The Redomiciliation”.

Governance Following the Redomiciliation

After the Redomiciliation, Aegon, as a Bermuda Ltd., will be subject to Bermuda law and its governance will predominantly be determined by Bermuda law, its Bye-Laws and its Board Rules, guided by well-recognized and accepted international governance standards. As Aegon will continue to be listed on Euronext Amsterdam and the NYSE, Aegon will continue to comply with the rules and regulations that apply to it by virtue of its listing on Euronext Amsterdam and those of the SEC applicable to foreign private issuers. For more information, see “Description of Securities”. Additionally, a description of the main elements of Aegon Ltd.’s envisaged governance as well as a comparison to Aegon N.V.’s current governance is included in the governance comparison table, included under “Comparison of Aegon N.V. and Aegon Ltd. Governance”.

Group Supervision Following the Redomiciliation

Following completion of the ASR Transaction, Aegon no longer has a regulated insurance entity in the Netherlands. After an interim period during which DNB will de facto continue to fulfill the role of group supervisor, DNB will no longer remain Aegon’s group supervisor. After consulting the members of the college of supervisors, the BMA has informed Aegon that the BMA will become its group supervisor if Aegon were to transfer its legal seat to Bermuda. The key elements of the group supervision as to be exercised by the BMA are set out in “Description of Securities—Post-Redomiciliation Regulatory Framework”.

The remaining European regulated insurance entities in the group that are established in the EEA, will remain subject to supervision by their relevant regulators at individual level pursuant to the Solvency II Regime. Aegon’s regulated entities established in other jurisdictions will also remain subject to their relevant regulators at the individual level. In addition, subgroup supervision will be exercised by the UK Prudential Regulatory Authority with respect to entities established in the United Kingdom as subsidiaries of Aegon Europe Holding B.V. on the basis of the relevant provisions of the UK regulatory regime for insurers.

Reasons for the Redomiciliation

As a result of the ASR Transaction, Aegon Group no longer has a regulated insurance business in the Netherlands. Under the Solvency II Regime, Aegon’s current de facto group supervisor, the DNB can therefore no longer remain Aegon’s group supervisor. After consulting the members of the college of supervisors, the BMA has informed Aegon that the BMA will become its group supervisor if Aegon were to transfer its legal seat to Bermuda.

Bermuda hosts many respected international insurance companies, including three of Aegon’s subsidiaries. Bermuda’s regulatory regime is well recognized, having been granted equivalent status by the EU under the Solvency II Regime, and by the UK under its own Solvency UK regime. It has also been designated as a qualified jurisdiction and reciprocal jurisdiction by the NAIC. This enables insurance companies that are regulated by the BMA to easily conduct cross-border business. Aegon’s regulated insurance entities in the U.S., UK, Spain, Portugal and in other jurisdictions will continue to be supervised by their current local regulators. In addition, Aegon’s asset management activities in the Netherlands will continue to be supervised by the AFM and the DNB.

The change of legal domicile to Bermuda allows for continued application of the IFRS framework. In addition to the IFRS framework, Aegon is exploring the implementation of the U.S. GAAP accounting framework in the medium term to allow for better comparison against U.S. peers and provide long-term strategic flexibility for the Aegon Group. In addition, a change in legal domicile to Bermuda allows Aegon to maintain its headquarters in the Netherlands and remain a Dutch tax resident. Finally, Bermuda is a well-known location for insurance companies, including three of Aegon’s subsidiaries, and has a well-developed corporate law system that fits Aegon’s intended governance, based on international governance standards, going forward.

Please see the section entitled “The Redomiciliation—Reasons for the Redomiciliation”.

Required Vote

The Redomiciliation requires approval by Shareholders. As part of the Redomiciliation, Shareholders may vote on the Luxembourg Conversion and on the Bermuda Conversion, in the Dutch EGM and in the Luxembourg EGM, respectively. There is no guarantee that Shareholders will vote in favor of the Luxembourg Conversion and on the Bermuda Conversion and Shareholders may first vote in favor of the Luxembourg Conversion but then still vote against the Bermuda Conversion. Both votes require a two-thirds majority of the votes cast, and in addition, for the Bermuda Conversion, a quorum of half of the issued share capital applies. If sufficient Shareholders vote against the Luxembourg Conversion and/or the Bermuda Conversion and/or the applicable quorum is not met, the Redomiciliation will not be implemented. The directors, executive officers and affiliates of Aegon N.V. are currently entitled to vote approximately 17% of the outstanding shares entitled to be voted in connection with the Redomiciliation.

Recommendation to Shareholders

The Executive Board and the Supervisory Board considered the financial and non-financial aspects of the Redomiciliation in consultation with their advisors. The Executive Board and the Supervisory Board, having duly considered the relevant strategic, economic, financial and social aspects, have concluded that the Redomiciliation is in the interest of Aegon and its stakeholders and promotes the sustainable success of Aegon’s business. The Executive Board and the Supervisory Board unanimously recommend that the shareholders of Aegon vote in favor of the Luxembourg Conversion and other voting items at the Dutch EGM, vote in favor of the Bermuda Conversion at the Luxembourg EGM and timely issue their voting proxies for the Luxembourg EGM, all in order to ensure implementation of the Redomiciliation.

Expected timetable for the principal events of the Redomiciliation

The dates and times given are indicative only and are based on current expectations and may be subject to change. If any of the stated times and/or dates change, the revised times and/or dates will be announced by Aegon in due course.

Principal events	Time and/or date
Publication of the Conversion Proposal	June 30, 2023

Formal announcement of the filing of the Conversion Proposal	July 1, 2023
First day Creditor Opposition Period	July 2, 2023

Last day of the Creditor Opposition Period	August 1, 2023

Convocation of the Dutch EGM and the Luxembourg EGM	, 2023

Dutch EGM Record Date	, 2023

Luxembourg EGM Record Date	, 2023

Latest time Shareholders may vote through the e-voting system for the Dutch EGM	11:59 p.m. (CET) on , 2023

Latest time for receipt of a power of attorney issued by a Shareholder for the Dutch EGM	6:00 p.m. (CET) on , 2023

Latest time Shareholders can vote through the e-voting system for the Luxembourg EGM	11:59 p.m. (CET) on , 2023

Latest time for receipt of a power of attorney issued by a Shareholder for the Luxembourg EGM	6:00 p.m. (CET) on , 2023

Principal events	Time and/or date

Opening Dutch EGM	(CET) on , 2023

Opening Luxembourg EGM	(CET) on , 2023

Luxembourg Conversion Effective Time	(CET) on , 2023

Bermuda Conversion Effective Time	11:30 p.m. (CET) at the latest on , 2023

Material Tax Consequences

The Redomiciliation is not a taxable event for Aegon or Shareholders for Dutch corporate income tax, Dutch dividend withholding tax and Dutch personal income tax purposes. The Dutch dividend withholding tax, corporate income tax and personal income tax treatment of Shareholders after the Redomiciliation is expected to generally remain the same as if the Redomiciliation had not occurred. Furthermore, the Redomiciliation will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. As such, for U.S. federal income tax purposes, a U.S. holder will not recognize any gain or loss solely as a result of the Redomiciliation, will have the same tax basis in each of its Shares following the Redomiciliation as the U.S. holder had immediately prior to the Redomiciliation, and will have a holding period in each of its Shares following the Redomiciliation that includes the U.S. holder’s holding period in such Shares immediately prior to the Redomiciliation. For a discussion of the material Dutch tax and U.S. federal income tax considerations of the Redomiciliation, see “Taxation”, portions of which constitute the opinions of De Brauw Blackstone Westbroek N.V. and Latham & Watkins LLP, respectively.

Summary Risk Factors

We have included certain risk factors in this U.S. Shareholder Circular in the section entitled “Risk Factors” and other risk factors are incorporated by reference herein from our most recent Annual Report on Form 20-F. In summary, those risk factors cover the following topics; although we urge you to read and carefully consider the risk factors included or incorporated by reference herein in their entirety:

Risks relating to the Redomiciliation

•

Currently, Shareholder rights are governed by the laws of the Netherlands and Aegon’s Articles of Association, while following the Redomiciliation, rights of Shareholders will be governed by the laws of Bermuda and the Bye-Laws, and accordingly certain rights of Shareholders will change as a result of the Redomiciliation, which may adversely affect the position of Shareholders

•	The Redomiciliation may not be implemented, or may not be implemented in a timely manner

•	The change in regulatory regime involves uncertainty as to the implications, and adapting to such new regime may lead to substantial costs and require substantial time spent by Aegon’s management

•	Changes in law, policy or practice may result in adverse tax consequences to Aegon and its Shareholders in relation to the Redomiciliation and Aegon Ltd. going forward

•	The Redomiciliation may result in adverse tax consequences to Aegon’s Shareholders

•

The Redomiciliation may have an adverse effect on trading, liquidity and the price of the Common Shares on the stock exchange, as some Shareholders may not wish to hold shares of a Bermuda issuer, and this could negatively affect trading, liquidity and the price of the Common Shares

•

If Aegon ceases to be listed on an appointed stock exchange, or if the BMA withdraws its general permission, the provisions of the Bermuda Exchange Control Act 1972 and related regulation may apply to issuances and transfers of its shares to or from a non-resident of Bermuda

Financial risks

•	Rapidly rising interest rates

•	Interest rate volatility, and sustained low or negative interest rate levels

•	Disruptions in the global financial markets and general economic conditions

•	Higher inflation

•	Illiquidity of certain investment assets

•	Credit risk, declines in value and defaults in Aegon’s debt securities, private placements, mortgage loan portfolios and other instruments or the failure of certain counterparties

•	Decline in equity markets

•	Downturn in the real estate market

•	Default of a major market participant

•	Failure by reinsurers to which Aegon has ceded risk

•	Downgrade in Aegon’s credit ratings

•	Fluctuations in currency exchange rates

•	Unsuccessful management of derivatives

•	Subjective valuation of Aegon’s investments, allowances and impairments

Underwriting risks

•	Differences between actual claims experience/underwriting and reserve assumptions

•	Products with guarantees

•	Restrictions on underwriting criteria and the use of data

•	Unexpected return on offered financial and insurance products

•	Reinsurance may not be available, affordable, or adequate

•	Catastrophic events

Operational risks

•	Competitive factors

•	Difficulty in managing the Company’s acquisitions and divestments

•	Difficulties in distributing and marketing products through its current and future distribution channels

•	Inability to adapt to and apply new technologies

•	Failure of data management and governance

•	Epidemics or pandemics

•	Unsuccessful in managing exposure to climate risk and adequately adapting investment portfolios

•	Unidentified or unanticipated risk events

•	Failure of Aegon’s information technology or communications systems

•	Computer system failure or security breach

•	Breach of data privacy or security obligations

•	Inaccuracies in econometric, financial, or actuarial models, or differing interpretations of underlying methodologies

•	Inaccurate, incomplete or unsuccessful quantitative models, algorithms or calculations

•	Issues with third party providers, including events such as bankruptcy, disruption of services, poor performance, non-performance, or standards of service level agreements not being upheld

•	Inability to attract and retain personnel

Political, regulatory and supervisory risks

•	Requirement to increase technical provisions and/or hold higher amounts of regulatory capital as a result of changes in the regulatory environment or changes in rating agency analysis

•	Political or other instability in a country or geographic region

•	Changes in accounting standards

•	Inability of Aegon’s subsidiaries to pay dividends to Aegon N.V. or Aegon Ltd.

•	Risks of application of intervention measures

Legal and compliance risks

•	Unfavorable outcomes of legal and arbitration proceedings and regulatory investigations and actions

•	Changes in government regulations in the jurisdictions in which Aegon operates

•	Increased attention to ESG matters and evolving ESG standards and requirements

•	Tax risks

•	Judgments of U.S. courts may not be enforceable against Aegon in Dutch courts

•	Inability to manage risks associated with the reform and replacement of benchmark rates

•	Inability to protect intellectual property

Risks relating to Aegon’s common shares

•	Volatility of Aegon’s share price

•	Offering of additional common shares in the future

•	Significant influence of Vereniging Aegon over Aegon’s corporate actions

•	Currency fluctuations

•	Influence of Perpetual Contingent Convertible over the market price for Aegon’s common shares

See “Risk Factors” herein and the risk factors incorporated by reference from our most recent Annual Report on Form 20-F, and all other information contained or incorporated by reference into this U.S. Shareholder Circular or the registration statement of which this U.S. Shareholder Circular forms a part.

RISK FACTORS

Investment in any securities offered pursuant to this U.S. Shareholder Circular involves risks. You should carefully consider the risk factors incorporated by reference from our most recent Annual Report on Form 20-F, and all other information contained or incorporated by reference into this U.S. Shareholder Circular or the registration statement of which this U.S. Shareholder Circular forms a part, as updated by our subsequent filings under the Exchange Act, and the risk factors and other information contained in any applicable prospectus supplement, before acquiring any of our securities. The occurrence of any of these risks might cause you to lose all or part of your investment in our securities.

Risks relating to the Redomiciliation

Currently, rights of Shareholders are governed by the laws of the Netherlands and the Articles of Association of Aegon N.V., while following the Redomiciliation, rights of Shareholders will be governed by the laws of Bermuda and the Bye-Laws of Aegon Ltd., and accordingly certain rights of Shareholders will change as a result of the Redomiciliation, which may adversely affect the position of Shareholders.

Following the Redomiciliation, the Memorandum of Association and the Bye-laws will be the constitutive documents of Aegon. These new constitutive documents and Bermuda law will contain provisions that differ from those included in the Articles of Association and the laws of the Netherlands and, therefore, certain rights as a shareholder of Aegon Ltd. may differ materially from the rights currently possessed as a shareholder of Aegon N.V. For example, under Dutch law, Shareholders have statutory pre-emptive rights with respect to the issuance of Shares of the same class (unless such pre-emptive rights have been excluded, as the General Meeting currently typically authorizes on an annual basis); Bermuda law, however, does not offer pre-emptive rights unless such pre-emptive rights are granted pursuant to the Bye-Laws or agreed contractually. Also, under Dutch law, the general meeting decides on the issuance of Shares (unless the Board has been authorized by the general meeting to do so, as the General Meeting currently typically authorizes on an annual basis), whereas, under Bermuda law, the Board may decide on Share issuances without Shareholder approval, subject to there being sufficient unissued authorized share capital. In addition, although the Bye-Laws provide for a mandatory public offer regime, Dutch law mandatory public offer rules will not apply to Aegon. Furthermore, the Dutch Corporate Governance Code will no longer apply to Aegon and Aegon does not intend to apply the Dutch Corporate Governance Code voluntarily as its governance will be based on international governance standards, reflecting the international footprint of Aegon’s business, as described in “Description of Securities—Post-Redomiciliation Governance”. See “Comparison of Aegon N.V. and Aegon Ltd. Governance” for a description of the material differences between the governance of Aegon N.V. under the Articles of Association and the laws of the Netherlands, compared to the governance of Aegon Ltd. under the Memorandum of Association and Bye-Laws and the laws of Bermuda. Such differences and other changes in the applicable law and Aegon’s constitutive documents may adversely affect the position of Shareholders.

The Redomiciliation may not be implemented or may not be implemented in a timely manner.

Completion of the Redomiciliation is contingent on factors and circumstances of which some are not, or not completely, within the control of Aegon. As a result, the Redomiciliation may not be implemented or may not be implemented according to the timeline as currently foreseen by Aegon and as included in “The Redomiciliation—Expected timetable for the principal events of the Redomiciliation”, including as a result of the following factors and circumstances:

•

the Redomiciliation requires approval by Shareholders. As part of the Redomiciliation, Shareholders may vote on the Luxembourg Conversion and on the Bermuda Conversion, in the Dutch EGM and in the Luxembourg EGM, respectively. There is no guarantee that Shareholders will vote in favor of the Luxembourg Conversion or of the Bermuda Conversion and Shareholders may first vote in favor of the Luxembourg Conversion but then still vote against the Bermuda Conversion. Both votes require a two-thirds majority of the votes cast, and in addition, for the Bermuda Conversion a quorum of half of the issued share capital applies. If sufficient Shareholders vote against the Luxembourg Conversion and/or the Bermuda Conversion and/or the applicable quorum is not met, the Redomiciliation will not be implemented;

•

Aegon N.V. creditors may during the Creditor Opposition Period object to the Redomiciliation (as set out in “The Redomiciliation—Creditor opposition”). Although Aegon believes the Redomiciliation will not prejudice the position of its creditors and accordingly that any such objections would be without merit, exercise of creditor opposition rights may delay or frustrate implementation of the Redomiciliation;

•	the implementation of the Redomiciliation may be subject to litigation on any grounds, which may delay or otherwise frustrate the implementation of the Redomiciliation; and

•

although neither the Luxembourg Conversion nor the Bermuda Conversion is expected to require Aegon to obtain a declaration of no objection from the DNB or from other regulators for the acquisition of a qualifying holding in the Aegon regulated entities (as set out in “The Redomiciliation—Regulatory Approvals required for the Redomiciliation”), regulators may take a different view. If any regulator would assert that regulatory approval is nevertheless required for the implementation of the Redomiciliation and such approval is not forthcoming, this may delay or, ultimately, prevent the implementation of the Redomiciliation.

In addition, Aegon may also decide to implement the Redomiciliation at another time than currently envisioned. In addition, the Executive Board in its discretion may decide to not implement the Redomiciliation at all.

The change in regulatory regime involves uncertainty as to the implications, and adapting to such new regime may lead to substantial costs and require substantial time spent by Aegon’s management.

After consulting the members of the college of supervisors, the BMA informed Aegon that the BMA will become its group supervisor if Aegon were to transfer its legal seat to Bermuda. The capital requirements that apply and the monitoring thereof at group level may be subject to change over time. Any additional risks associated with the regulated entities’ membership of the insurance group may be mitigated by imposing additional requirements at the individual level of the relevant insurance entities. The Solvency II Regime will continue to apply to the European insurance entities of the Aegon Group at the individual level. At the level of other individual regulated subsidiaries, Aegon’s regulated entities may be subject to additional requirements in accordance with the relevant jurisdiction’s local regulatory framework. The change in regulatory regime involves uncertainty as to the implications and adapting to such new regime may lead to substantial costs and require substantial time spent by Aegon’s management, which may adversely affect Aegon and its business.

See “Description of Securities—Post-Redomiciliation Regulatory Framework”

Changes in facts, law, policy or practice may result in adverse tax consequences to Aegon and its Shareholders in relation to the Redomiciliation and Aegon Ltd. going forward.

Certain aspects of the tax treatment of the Redomiciliation and Aegon Ltd. going forward depend on determinations of facts and interpretations of applicable tax laws for which no clear precedent or authority is available. Relevant tax laws, and case law, policies and practices on their application and interpretation are continuously under review and are subject to change, which may result in new or revised interpretation or application of relevant statutory provisions, statutory changes, revisions to regulations, policies and decrees, including the Dutch Tax Decree on the conversion of legal entities (Besluit omzetting rechtspersonen) dated April 14, 2022, and other modifications. The expected tax treatment of the Redomiciliation and Aegon Ltd. going forward may be modified by administrative, legislative or judicial interpretation or changes at any time, and any such action may apply on a retroactive or retrospective basis. This could lead to additional taxes to be paid by

Aegon Ltd. and consequently, Aegon Ltd. may have to engage in tax litigation to defend or achieve results reflected in prior estimates, declarations or assessments which may be time-consuming and expensive.

For a discussion of the material Dutch tax and U.S. federal income tax considerations of the Redomiciliation, see “Taxation”.

Aegon Ltd. will seek to maintain its management and organizational structure in such a manner that its place of effective management would be in the Netherlands for Dutch tax law purposes. However, the determination of whether Aegon Ltd. has a presence for relevant tax purposes in a jurisdiction other than the Netherlands, is largely a question of fact, based on all relevant circumstances. Further, eligibility to relief from source taxation (such as withholding taxes) under relevant tax treaties or domestic tax law may be subject to further conditions. Changes to applicable facts and circumstances may have a bearing on the determination of whether Aegon Ltd. has a presence for relevant tax purposes in a jurisdiction other than the Netherlands and/or eligibility to relief under any tax treaty or domestic tax law.

The Redomiciliation may result in adverse tax consequences to the Shareholders

The Redomiciliation may result in adverse tax consequences to Shareholders and hence Shareholders and especially Shareholders which are resident for tax purposes in jurisdictions other than the Netherlands or the United States should consult their tax advisors regarding the tax consequences of the Redomiciliation.

For a discussion of the material Dutch tax and U.S. federal income tax considerations of the Redomiciliation, see “Taxation”.

The Redomiciliation may have an adverse effect on trading, liquidity and the price of the Common Shares on the stock exchange, as some Shareholders may not wish to hold shares of a Bermuda issuer, and this could negatively affect trading, liquidity and the price of the Common Shares

As a result of the Redomiciliation, Aegon will have its legal domicile in Bermuda. Certain Shareholders may pursuant to their investment policies not be able to, or otherwise wish not to, hold or invest in shares of a Bermuda issuer, which may, as a result, have an adverse effect on trading, liquidity and the price of the Common Shares.

If Aegon ceases to be listed on an appointed stock exchange, or if the BMA withdraws its general permission, the provisions of the Bermuda Exchange Control Act 1972 and related regulation may apply to issuances and transfers of its shares to or from a non-resident of Bermuda.

The permission of the BMA is required, pursuant to the provisions of the Exchange Control Act 1972 and related regulations, for all issuances and transfers of shares of Bermuda companies to or from a non-resident of Bermuda for exchange control purposes, other than in cases where the BMA has granted a general permission. The BMA, in its notice to the public dated June 1, 2005, has granted a general permission for, among other things, the issue and subsequent transfer of any securities where any equity securities of a Bermuda company are listed on an appointed stock exchange (which includes the Euronext Amsterdam and NYSE), general permission is hereby given for the issue and subsequent transfer of any securities of the company from and/or to a non-resident, for as long as any equity securities of the company remain so listed. For so long as equity securities of Aegon remain listed on an appointed stock exchange the specific permission for the issue and transfer of its securities will not be required from the BMA pursuant to the Exchange Control Act 1972 and related regulations.

THE REDOMICILIATION

Introduction

On June 30, 2023, Aegon announced its intention to change its legal domicile to Bermuda. Subsequently, Aegon’s group supervision will change from DNB to the BMA. Upon completion of the Redomiciliation, Aegon’s headquarters will remain in the Netherlands. Aegon will remain a Dutch tax resident and the Common Shares will remain listed on Euronext Amsterdam and NYSE.

Dutch law currently does not facilitate a direct change of the legal domicile of a Dutch public limited liability company (such as Aegon N.V.) to a jurisdiction outside the European Economic Area. In view thereof, Aegon as a practical matter intends to first change its legal domicile to Luxembourg, which is a jurisdiction within the European Economic Area that does facilitate a change of legal domicile to a jurisdiction outside the European Economic Area and shortly thereafter change its legal domicile to Bermuda. Therefore, the Redomiciliation consists of two principal steps: (i) the Luxembourg Conversion and (ii) the Bermuda Conversion, and requires two General Meetings for the approval and implementation thereof. First, the Dutch EGM will resolve on the Luxembourg Conversion and subsequently the Luxembourg EGM will resolve on the Bermuda Conversion.

This U.S. Shareholder Circular provides the background to and the strategic reasons for the Redomiciliation and the key terms thereof. The Luxembourg Conversion and the Bermuda Conversion cannot be viewed independently of each other and together constitute the Redomiciliation.

Reasons for the Redomiciliation

Background for the Redomiciliation

As a result of the ASR Transaction, the Aegon Group no longer has a regulated insurance entity presence in the Netherlands. Under the Solvency II Regime, Aegon’s current de facto group supervisor, the DNB can therefore no longer remain Aegon’s group supervisor. After consulting the members of the college of supervisors, the BMA has informed Aegon that the BMA will become its group supervisor if Aegon were to transfer its legal seat to Bermuda.

Bermuda hosts many respected international insurance companies, including three of Aegon’s subsidiaries. Bermuda’s regulatory regime is well recognized, having been granted equivalent status by the EU under the Solvency II Regime, and by the UK under its own Solvency UK regime. It has also been designated as a qualified jurisdiction and reciprocal jurisdiction by the NAIC. This enables insurance companies that are regulated by the BMA to easily conduct cross-border business. Aegon’s regulated insurance entities in the U.S., UK, Spain, Portugal and in other jurisdictions will continue to be supervised by their current local regulators. In addition, Aegon’s asset management activities in the Netherlands will continue to be supervised by the AFM and the DNB.

The change of legal domicile to Bermuda allows for continued application of the IFRS framework. In addition to the IFRS framework, Aegon is exploring the implementation of the U.S. GAAP accounting framework in the medium term to allow for better comparison against U.S. peers and provide long-term strategic flexibility for the Aegon Group. In addition, a change in legal domicile to Bermuda allows Aegon to maintain its headquarters in the Netherlands and remain a Dutch tax resident. Finally, Bermuda is a well-known location for insurance companies, including three of Aegon’s subsidiaries, and has a well-developed corporate law system that fits Aegon’s intended governance, based on international governance standards, going forward.

Effects of the Redomiciliation

Continuation of Aegon

Aegon will retain its legal personality and will continue to exist throughout the Redomiciliation process. All assets and liabilities, rights, obligations and other legal relationships of Aegon N.V. will remain with Aegon S.A. and subsequently Aegon Ltd. without Aegon being liquidated in the process. Aegon N.V. Shares will become Aegon S.A. Shares and subsequently Aegon Ltd. Shares upon completion of the Redomiciliation and we expect the Shares will at all times continue to be outstanding without interruption and remain listed on Euronext Amsterdam and NYSE throughout the Redomiciliation process.

Group supervision

Following completion of the ASR Transaction, Aegon no longer has a regulated insurance entity presence in the Netherlands. After an interim period during which DNB is expected to de facto continue to fulfill the role of group supervisor, DNB will no longer remain Aegon’s group supervisor. After consulting the members of the college of supervisors, the BMA has informed Aegon that the BMA will become its group supervisor if Aegon were to transfer its legal seat to Bermuda. The key elements of the group supervision as to be exercised by the BMA are set out in “Description of Securities—Post-Redomiciliation Regulatory Framework”.

The remaining European regulated insurance entities in the group that are established in the EEA, will remain subject to supervision by their relevant regulators at individual level pursuant to the Solvency II Regime. Aegon’s regulated entities established in other jurisdictions will also remain subject to their relevant regulators at the individual level. In addition, subgroup supervision will be exercised by the UK Prudential Regulatory Authority with respect to entities established in the United Kingdom as subsidiaries of Aegon Europe Holding B.V. on the basis of the relevant provisions of the UK regulatory regime for insurers.

Governance

After the Redomiciliation, Aegon will be subject to Bermuda law and its governance will predominantly be determined by its Bye-Laws and Board Rules, guided by well-recognized and accepted international governance standards. Accordingly, the rights of Shareholders will be determined by Bermuda law and these governing documents.

Following the Redomiciliation, Shareholders will continue to hold the same relative equity and voting interests that they currently hold in Aegon.

The governance of Aegon Ltd. is described in “Description of Securities”. The changes in governance resulting from the Redomiciliation are described in the comparison table of governance of Aegon N.V. and Aegon Ltd., under “Comparison of Aegon N.V. and Aegon Ltd. Governance”.

Material Tax consequences

Aegon will remain a Dutch tax resident after the Redomiciliation. Aegon is not pursuing the Redomiciliation for tax reasons. The Dutch dividend withholding tax, corporate income tax and personal income tax treatment of Shareholders after the Redomiciliation is expected to generally remain the same as before the Redomiciliation. A description of Dutch tax and U.S. federal income tax considerations of the Redomiciliation is set out in “Taxation”, portions of which constitute the opinions of De Brauw Blackstone Westbroek N.V. and Latham & Watkins LLP, respectively.

Capital management

The changes in legal domicile and group supervision are not expected to have a material impact on Aegon’s capital management framework. Aegon’s capital management approach will continue to focus on capitalization of its operating units, cash capital at the holding level and gross financial leverage. While Aegon’s actions impacting its capital position are subject to ongoing compliance with regulatory requirements, neither the intended return of a substantial portion of the cash consideration received from a.s.r. through a EUR 1.5 billion share buyback program (which commenced on July 6, 2023, and barring unforeseen circumstances is expected to be completed on or before June 30, 2024) nor the intended reduction of Aegon’s gross financial leverage by up to EUR 700 million is expected to be affected by the Redomiciliation.

Structure of the Redomiciliation

General overview

Dutch law currently does not facilitate a direct change of legal domicile of a Dutch public limited liability company (such as Aegon) to a jurisdiction outside the European Economic Area. Therefore, Aegon as a practical matter intends to first change its legal domicile to Luxembourg, which is a jurisdiction within the European Economic Area that does facilitate a change of legal domicile to a jurisdiction outside the European Economic Area and shortly thereafter change its legal domicile to Bermuda. As a result, the Redomiciliation comprises various steps. The two principal steps are set out below:

Step 1:	the cross-border conversion of Aegon N.V. into Aegon S.A. (the “Luxembourg Conversion”), which will be resolved upon at the Dutch EGM;

Step 2:	the cross-border conversion of Aegon S.A. into Aegon Ltd. (the “Bermuda Conversion”), which will be resolved upon at the Luxembourg EGM;

Upon the Luxembourg Conversion taking effect (the “Luxembourg Conversion Effective Time”), Aegon will retain its legal personality without interruption and will continue to exist as a Luxembourg company (a Luxembourg société anonyme) governed by the laws of Luxembourg. All assets and liabilities, rights, obligations and other legal relationships of Aegon N.V. will remain with Aegon S.A., and Aegon N.V. will not be liquidated in the process.

Similarly, upon the Bermuda Conversion taking effect (the “Bermuda Conversion Effective Time”), Aegon will retain its legal personality without interruption and will continue to exist as a Bermuda Ltd. governed by the laws of Bermuda. All assets and liabilities, rights, obligations and other legal relationships of Aegon S.A. will remain with Aegon Ltd., and Aegon S.A. will not be liquidated in the process.

At the Luxembourg Conversion Effective Time, all Aegon N.V. Shares will remain issued, and will become Aegon S.A. Shares pursuant to the Luxembourg Conversion. At the Bermuda Conversion Effective Time, all Aegon S.A. Shares will remain issued, and will become Aegon Ltd. Shares. Each Shareholder will eventually hold one Aegon Ltd. Share immediately after the Bermuda Conversion Effective Time for each Aegon N.V. Share held immediately prior to the Luxembourg Conversion Effective Time.

Both the Luxembourg Conversion Effective Time and the Bermuda Conversion Effective Time are expected to occur on the same day – the day of the Luxembourg EGM – with the Bermuda Conversion Effective Time expected to occur as soon as practicable following the Luxembourg Conversion Effective Time. Between the Luxembourg Conversion Effective Time and the Bermuda Conversion Effective Time, should markets be open for trading, the Shares may not be eligible to be traded on Euronext Amsterdam and NYSE. Each Shareholder will eventually hold one Aegon Ltd. Share immediately after the Bermuda Conversion Effective Time for each Aegon N.V. Share held immediately prior to the Luxembourg Conversion Effective Time.

Mobility Directive

The legal framework for cross-border movement of companies in the European Union is currently in the process of being changed. The European Union has adopted the Mobility Directive, which aims at facilitating such cross-border movements. However, the Mobility Directive requires implementation into national law before it takes effect and at the date of the Conversion Proposal, the Dutch Implementation Act, which will enter into force on September 1, 2023, had not yet entered into effect.

The Dutch Implementation Act includes a transitional provision that provides that the legal provisions applicable prior to the entry into force of the Dutch Implementation Act (the “Pre-Mobility Directive Conversion Provisions”) shall continue to apply to cross-border conversions for which the conversion proposal has been filed at the office of the Dutch Trade Register prior to the entry into force of the Dutch Legislative Proposal. The Conversion Proposal was filed with the Dutch Trade Register on June 30, 2023, ahead of the entry into force of the Dutch Implementation Act, as a result of which the Luxembourg Conversion is to be implemented in accordance with the Pre-Mobility Directive Conversion Provisions, irrespective of whether the Luxembourg Conversion takes place before or after the entry into force of the Dutch Implementation Act. In view thereof, Aegon has implemented a procedure for the Luxembourg Conversion taking into account the Pre-Mobility Directive Conversion Provisions as well as the Dutch Implementation Act, both to the extent practicable.

Conditions for the Redomiciliation

The Luxembourg Conversion, and therefore the Redomiciliation, will only be implemented if the Executive Board, at its full discretion, resolves to implement the Luxembourg Conversion and the Redomiciliation. The Executive Board will only resolve on the implementation of the Luxembourg Conversion and the Redomiciliation if sufficient proxies and voting instructions approving the required resolutions at the Luxembourg EGM, as determined by the Executive Board at its full discretion, have been obtained from Shareholders for the Luxembourg EGM as set out in “—Decision-making in the Dutch EGM and Luxembourg EGM—Cancellation of the Luxembourg EGM”.

The Bermuda Conversion requires the customary confirmatory approval of the BMA and the Bermuda Minister of Finance acting through the Bermuda Registrar of Companies that the formalities for changing the legal domicile to Bermuda prescribed by the Companies Act have been satisfied. These approvals are expected to be obtained upon registration in Bermuda.

Euronext Amsterdam/NYSE listing

The Common Shares will trade as Aegon N.V. Common Shares until the close of trading on the last Trading Day before the Redomiciliation and as Aegon Ltd. Common Shares on the first Trading Day after the Redomiciliation. The Common Shares will remain listed on Euronext Amsterdam and NYSE throughout the Redomiciliation process and there will be no (re-)admission to trading of Common Shares on Euronext Amsterdam and NYSE. Should the market be open for trading between the Luxembourg Conversion Effective Time and the Bermuda Conversion Effective Time, the Shares may not be eligible to be traded on Euronext Amsterdam and the NYSE.

Following the Luxembourg Conversion, Aegon N.V. Shares will remain issued and become Aegon S.A. Shares at the Luxembourg Conversion Effective Time, and Shareholders will from that moment hold Aegon S.A. Shares.

Following the Bermuda Conversion, Aegon S.A. Shares will remain issued and become Aegon Ltd. Shares at the Bermuda Conversion Effective Time, and Shareholders will from that moment hold Aegon Ltd. Shares.

Any trades in Aegon N.V. Common Shares on Euronext Amsterdam (through the systems of Euroclear Nederland) or on NYSE during the period of two Trading Days ending on the day on which the Luxembourg Conversion Effective Time and the Bermuda Conversion Effective Time occurs, will be settled in the form of Aegon Ltd. Common Shares. Upon completion of the Redomiciliation, it is expected that the identifiers (such as the ISIN) of the outstanding securities and financial instruments issued by Aegon will change.

Creditor Opposition

As part of the procedure for the Luxembourg Conversion, Aegon facilitates the Creditor Opposition Period, during which any Aegon N.V. creditor may file a request with the district court of The Hague opposing the Luxembourg Conversion. Creditors, employees and customers of Aegon N.V.’s subsidiaries and other stakeholders are not considered Aegon N.V. creditors and hence are inadmissible to creditor opposition proceedings. The Luxembourg Conversion will not alter the financial position of Aegon nor the requirement or ability to pay its debts. In accordance with Dutch law, in the request to the district court of The Hague, an Aegon N.V. Creditor must substantiate (i) that the financial position of Aegon N.V. after the Luxembourg Conversion does not provide the Aegon N.V. Creditor with sufficient safeguards that its claim will be repaid, and (ii) that it has received insufficient additional safeguards from Aegon N.V. that its debt will be paid.

If an Aegon N.V. Creditor has opposed to the Luxembourg Conversion, this may impact if and when the Luxembourg Conversion, and as a result the Redomiciliation, can and will be implemented.

Although the Pre-Mobility Directive Conversion Provisions do not provide for a creditor opposition period, Aegon has decided to facilitate the Creditor Opposition Period. Due to the lack of a statutory basis, however, Aegon cannot guarantee that the district court of The Hague will facilitate creditor opposition proceedings when lodged by Aegon N.V. creditors.

Interim Luxembourg governance

Dutch law currently does not facilitate a direct change of legal domicile of a Dutch public limited liability company (such as Aegon N.V.) to a jurisdiction outside the European Economic Area. As a result, Aegon as a practical matter intends to first change its legal domicile to Luxembourg, which is a jurisdiction within the European Economic Area that does facilitate a change of legal domicile to a jurisdiction outside the European Economic Area and shortly thereafter change its legal domicile to Bermuda. Therefore, the Redomiciliation consists of two principal steps: (i) the Luxembourg Conversion and (ii) the Bermuda Conversion, Aegon will be Aegon S.A. for a limited amount of time between the Luxembourg Conversion Effective Time and the Bermuda Conversion Effective Time (which is expected to take place on the same day as the Luxembourg Conversion, as soon as practicable following the Luxembourg Conversion Effective Time). During this limited time, Aegon S.A. will be governed by Luxembourg law and the Luxembourg Articles of Association. The form of Luxembourg Articles of Association is filed as exhibit 3.2 to the registration statement. Such Articles of Association do not reflect the final governance of Aegon following the Redomiciliation; the post-Redomiciliation governance is reflected in the Bye-Laws, as further explained in “Description of Securities—Post-Redomiciliation Governance.”

Regulatory Approvals required for the Redomiciliation

As set out in “—Structure of the Redomiciliation”, the Redomiciliation will take place through a two-step cross-border conversion, where each conversion will change the legal form and legal domicile of Aegon by an amendment of its Articles of Association. Upon each conversion, Aegon continues to exist and its assets and liabilities will not be liquidated or transferred. Aegon does not need to be re-established in the respective jurisdiction of destination, i.e. in Luxembourg or Bermuda. As a result, neither the Luxembourg Conversion nor the Bermuda Conversion is expected to require Aegon to obtain a declaration of no objection from the DNB or from other regulators for the acquisition of a qualifying holding in the Aegon regulated entities. Aegon intends to keep the DNB and other relevant regulators, informed of the process and timelines for the Redomiciliation. Where applicable, Aegon will timely submit the required pre- and post-notification filings. The Bermuda Conversion requires the customary confirmatory approval of the BMA and Bermuda Minister of Finance acting through the Bermuda Registrar of Companies that the formalities for changing the legal domicile to Bermuda prescribed by the Companies Act have been satisfied.

Decision-making in the Dutch EGM and Luxembourg EGM

Dutch EGM

The vote on the Luxembourg Conversion will be subject to a two-thirds majority of the votes cast. All other voting items at the Dutch EGM will require a simple majority of votes cast.

Luxembourg EGM

The Luxembourg EGM will vote on the Bermuda Conversion, which will also include the change of the name from “Aegon S.A.” to “Aegon Ltd.”, the approval of the Memorandum of Association and the adoption of the Bye-Laws.

The vote on the Bermuda Conversion requires a two-thirds majority of the votes cast and a quorum of half of the issued share capital.

Cancellation of the Luxembourg EGM

The Executive Board considers it in the interest of Aegon and its stakeholders to prevent that the Luxembourg Conversion is implemented without also thereafter implementing the Bermuda Conversion. Accordingly, if insufficient voting instructions and proxies have been obtained to approve the Bermuda Conversion and the related proposals at the Luxembourg EGM and to satisfy the applicable quorum requirements, the Executive Board will cancel the Luxembourg EGM and will not implement the Luxembourg Conversion. As a result, the Redomiciliation will not be implemented. In such event, Aegon would maintain its legal domicile in the Netherlands and have to re-engage with its College of Supervisors on the implications on group supervision, as the current arrangements assume an interim period followed by the Redomiciliation, with DNB expected to de facto fulfil the role of group supervisor of Aegon for the limited duration of this interim period only. The Executive Board may also resolve at its own discretion to convene a new Luxembourg EGM for a new vote on the Bermuda Conversion.

Vereniging Aegon

The board of Vereniging Aegon, pursuant to the terms of a voting undertaking agreement, dated as of June 29, 2023 between Aegon and Vereniging Aegon, shall recommend to its members to instruct the board of Vereniging Aegon to vote (i) all of its Aegon N.V. Common Shares and Common Shares B (based on one vote per 40 Aegon N.V. Common Shares B), representing approximately 17% of the voting rights in Aegon N.V., in favor of the Luxembourg Conversion at the Dutch EGM and (ii) all of its Aegon S.A. Common Shares and Aegon S.A. Common Shares B in favor of the Bermuda Conversion at the Luxembourg EGM (based on one vote per 40 Aegon S.A. Common Shares B) representing approximately 17% of the voting rights in Aegon S.A.

Accounting Treatment of the Redomiciliation

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of Aegon N.V. as a result of the Redomiciliation. The consolidated business, capitalization, assets, liabilities and financial statements of Aegon Ltd. immediately following the Redomiciliation will be the same as those of Aegon N.V. immediately prior to the Redomiciliation.

Expected timetable for the principal events of the Redomiciliation

The dates and times given are indicative only and are based on current expectations and may be subject to change. In addition, other factors outside Aegon’s control may create significant delays in the timetable for the Redomiciliation or certain steps thereof or require Aegon to change the period between certain steps. If any of the stated times and/or dates change, the revised times and/or dates will be announced by Aegon in due course.

Principal events	Time and/or date
Publication of the Conversion Proposal	June 30, 2023

Formal announcement of the filing of the Conversion Proposal	July 1, 2023

First day Creditor Opposition Period	July 2, 2023

Last day of the Creditor Opposition Period	August 1, 2023

Convocation of the Dutch EGM and the Luxembourg EGM	, 2023

Dutch EGM Record Date	, 2023

Luxembourg EGM Record Date	, 2023

Latest time Shareholders may vote through the e-voting system for the Dutch EGM	11:59 p.m. (CET) on , 2023

Latest time for receipt of a power of attorney issued by a Shareholder for the Dutch EGM	6:00 p.m. (CET) on , 2023

Latest time Shareholders can vote through the e-voting system for the Luxembourg EGM	11:59 p.m. (CET) on , 2023

Latest time for receipt of a power of attorney issued by a Shareholder for the Luxembourg EGM	6:00 p.m. (CET) on , 2023

Opening Dutch EGM	(CET) on , 2023

Opening Luxembourg EGM	(CET) on , 2023

Luxembourg Conversion Effective Time	(CET) on , 2023

Bermuda Conversion Effective Time	11:30 p.m. (CET) at the latest on , 2023

DESCRIPTION OF SECURITIES

This section of the registration statement includes a description of the material terms of the Bye-laws and of applicable Bermuda law, which are set out in more detail in the chapter “Comparison of Aegon N.V. and Aegon Ltd. Governance”, as applicable to Aegon Ltd. The following description is intended as a summary only and does not constitute legal advice regarding those matters and should not be regarded as such. The description is qualified in its entirety by reference to the complete text of the Bye-laws, which are included as exhibit 3.3 to this registration statement. We urge you to read the full text of the Bye-laws.

Post-Redomiciliation Governance

After the Redomiciliation, Aegon, as a Bermuda Ltd., will be subject to Bermuda law and its governance will predominantly be determined by Bermuda law, its Bye-Laws and its Board Rules.

In preparing the Bye-Laws and the Board Rules, Aegon has taken into account the following guiding principles:

•	to continue to take into account the interests of Aegon and all its stakeholders;

•	to apply international governance standards that are well-recognized and accepted; and

•

to preserve the current governance principles of Aegon, including the appropriate checks and balances, and to take into account the existing framework of Shareholder rights to the extent possible and practical in view of the Redomiciliation, and where appropriate in the context of Aegon’s international footprint.

Pursuant to these guiding principles, the proposed governance structure of Aegon Ltd. is intended to support and strengthen Aegon’s position as an international company.

Following the Redomiciliation, Aegon will have a single tier board consisting of one executive member – the CEO – and eight non-executive members.

Subject to the provisions of the Companies Act and the Bye-Laws, the Board manages and conducts the business of Aegon Ltd. and is responsible for the general affairs of the Company, which includes setting the strategy of the Company. The non-executive members of the Board have an overall advisory and supervisory duty. The executive member(s) of the Board will be primarily charged with, through a delegation of such authority by the Board, Aegon Ltd.’s day-to-day operations and the developing, proposing to the Board and implementing of Aegon’s strategy.

Following the Redomiciliation, the Board will have four committees, comprising of Non-Executive Directors: the Audit Committee, the Risk Committee, the Nomination and Governance Committee and the Compensation and Human Resource Committee.

The General Meeting appoints the executive and non-executive members of the Board. If the appointment of a member of the Board is proposed by the Board, the General Meeting resolution requires a simple majority of the votes cast, while otherwise, the resolution requires a two-thirds majority of the votes cast, which majority must represent more than half of the issued share capital. Members of the Board will be appointed for a term of not more than four years. A term limit of a total of 12 years applies to non-executive directors. However, for an individual case and by way of exception, the Board may, in the interest of Aegon Ltd., decide to deviate from the term limit. If the removal or suspension of a member of the Board is proposed by the Board, the General Meeting resolution requires a simple majority of the votes cast, while otherwise, the resolution requires a two-thirds majority of the votes cast, which majority must represent more than half of the issued share capital.

Shareholders of Aegon Ltd. representing at least 1% of the issued capital or 100 or more Shareholders jointly will have the right to request one or more items to be added to the agenda of a General Meeting. Shareholders representing at least 10% of the paid-up share capital may request a General Meeting. An amendment of the Bye-Laws of Aegon Ltd., setting out the governance structure of Aegon Ltd., will require the approval of the General Meeting.

In accordance with Bermuda law, the Board will be authorized to issue Aegon Ltd. Shares up to Aegon Ltd.’s authorized capital. In view thereof, the authorized capital of Aegon Ltd. will be reduced following the Redomiciliation to limit the available scope for issuances of Aegon Ltd. Shares. Furthermore, any issue of Aegon Ltd. Shares in an amount of 10% or more of Aegon Ltd.’s issued share capital requires the approval of the General Meeting, unless (i) the Board determines that the issuance of Aegon Ltd. Shares is necessary or conducive for purposes of safeguarding, conserving or strengthening the capital position of Aegon Ltd. or (ii) such Aegon Ltd. Shares are issued to a person exercising a previously granted right to subscribe for shares. As a result, for instance, any transaction which would require the issuance of more than 10% of Aegon Ltd.’s issued share capital will require approval of the General Meeting, even though under Bermuda law there is no requirement of shareholder approval for major transactions.

Under Bermuda law, the Board approves and adopts the annual accounts. However, the Board will present and discuss the annual accounts and its Board report with Shareholders annually at the Aegon Ltd. annual general meeting.

As a Bermuda Ltd., Aegon is committed to continue to consider the interests of all its stakeholders. Under Bermuda law, the members of the Board owe a fiduciary duty to Aegon to act in good faith in their dealings with or on behalf of Aegon and exercise their powers and fulfil the duties of their office honestly. The Bye-Laws, similar to the current statutory duties of the members of the Executive Board and Supervisory Board, stipulate that the Board shall take into account, among other matters, the long-term consequences of decisions, sustainability, Aegon’s reputation and the interest of all corporate stakeholders, including, amongst others, Shareholders, employees, business relations, policyholders, relations with regulators, creditors and other groups, directly or indirectly, influenced by the business of Aegon.

The Bye-Laws contain a waiver from each Shareholder and Aegon Ltd. of any claim or right of action it may have against Aegon Ltd. at any time, whether individually or by or in the right of Aegon Ltd., against any Board member on account of any action taken by such Board member or the failure of such Board member to take any action in the performance of their duties with or for Aegon Ltd. This waiver does not apply to claims arising out of fraud or dishonesty or to recover any gain, personal profit or advantage to which such Board member is not legally entitled. The Bye-Laws provide that Board members are indemnified in respect of, any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust in relation to the company or any subsidiary thereof. The indemnification does not extend to claims arising from fraud or dishonesty.

Aegon will continue to embed sustainability, inclusion and diversity within its company strategy, through the integration of environmental, social and governance (ESG) criteria in its policy and business conduct. Aegon will remain committed to a responsible way of doing business and will continue to seek to balance the increasing expectations in this respect on the part of stakeholders, including Shareholders, policyholders, customers, creditors, employees, business partners, and the wider community. The policies of Aegon relating to ESG matters that are currently in place for Aegon N.V., will continue to be in place for Aegon upon the Redomiciliation. They may be amended from time to time going forward to take into account international ESG standards and potential further changes in Aegon’s businesses. Furthermore, due to its continued listing on Euronext Amsterdam, Aegon will continue to be subject to the CSRD and its reporting requirements, ensuring substantial insight into Aegon’s corporate sustainability progress, once these come into effect.

In addition, Aegon remains committed to strengthening inclusion and diversity and ensuring its inclusion and diversity statement permeates all areas and levels of the Aegon Group. Aegon will continue to have an inclusion and diversity policy setting out diversity requirements and targets applicable to the Aegon Ltd. Board. Aegon will continue to adhere to the objectives regarding inclusion and diversity, as these may evolve from time to time going forward to reflect emerging best practices and standards in the jurisdictions in which the Aegon Group is active. As part of Aegon’s diversity policy, it will continue to strive for female and male representation on the Board of at least one-third of its members.

Aegon acknowledges the importance of maintaining appropriate remuneration of the Board and management of Aegon. Aegon intends to abide by remuneration guidelines that take into account Aegon’s international footprint and that are reflective of international market practices in respect of remuneration. In accordance with the Bye-Laws, these remuneration guidelines are adopted by the Board. Aegon’s current remuneration policy that came into effect on January 1, 2020, will continue to apply to Aegon’s executive director and non-executive directors, respectively, after the Redomiciliation until the end of the four-year term of the current policy on December 31, 2023. The Board will undertake a comprehensive evaluation of the remuneration structure for Aegon’s executive and non-executive directors, including a consultation of Shareholders, to arrive at the new remuneration guidelines that will come into effect on January 1, 2024.

To ensure appropriate checks and balances in relation to the remuneration of the Board, Shareholders will be offered an annual non-binding advisory vote in respect of the past year’s remuneration report, which report shall include the appropriate disclosure on the past year’s remuneration of the individual members of the Board. Aegon will take into account the outcome of such advisory vote in an appropriate manner and engage with Shareholders. Aegon will reflect on the outcome of these engagements in future remuneration reports.

As Aegon will continue to be listed on Euronext Amsterdam and NYSE, Aegon will continue to comply with the rules and regulations that apply to it by virtue of its listing on Euronext Amsterdam and those of the SEC applicable to foreign private issuers listed on a U.S. stock market, such as NYSE. As a Bermuda Ltd., however, the Dutch Corporate Governance Code will no longer apply to Aegon and Aegon will also not voluntary apply the Dutch Corporate Governance Code.

A description of the main elements of Aegon Ltd.’s envisaged governance as well as a comparison to Aegon N.V.’s current governance is included in the governance comparison table, included under “Comparison of Aegon N.V. and Aegon Ltd. Governance”. In addition, the form of Bye-Laws are filed as exhibit 3.3 to the registration statement hereto. The following paragraphs include a description of the material terms of the Bye-Laws and of applicable Bermuda law relating to the securities.

Share Capital

Immediately following the Bermuda Conversion Effective Time, the total authorized share capital of Aegon Ltd. will consist of 4,000,000,000 common shares, with a par value of EUR 0.12 per share, and 2,000,000,000 common shares B, with a par value of EUR 0.12 per share and, assuming no changes in the issued share capital between June 30, 2023, and the Bermuda Conversion Effective Time, there will be 2,109,430,229 common shares and 546,196,080 common shares B outstanding. Of the aforementioned issued shares, 196,211,014 Aegon Ltd. Common Shares and 51,762,840 Aegon Ltd. Common Shares B will be held by Aegon Ltd. as treasury shares and 950,569 common shares will be held by its subsidiaries, assuming no changes in the number of treasury shares between June 30, 2023, and the Bermuda Conversion Effective Time.

All of the Aegon Ltd. Shares that will be issued and outstanding immediately following the Bermuda Conversion Effective Time will be fully paid and not subject to calls for additional payments of any kind. All of the Aegon Ltd. Shares will be registered shares. Holders of New York Shares hold their Aegon Ltd. Shares in registered form issued by Aegon Ltd.’s New York transfer agent on Aegon Ltd.’s behalf. New York Shares and shares of Bermuda registry are exchangeable on a one-to-one basis and are entitled to the same rights except that cash dividends on shares of New York registry are usually paid in U.S. dollars.

Immediately following the Bermuda Conversion Effective Time, assuming no changes in the number of shares held in the form of NYRSs between June 30, 2023, and the Bermuda Conversion Effective Time, 260 million Aegon Ltd. Shares will be held in the form of New York Shares. Furthermore, there will be approximately 11,867 record holders of our NYRSs resident in the United States.

Reduction of the Issued Capital

Subject to certain restrictions contained in the laws of Bermuda and the Bye-Laws, Aegon Ltd. may, if authorized by the General Meeting and the Board, reduce its issued share capital in any way, including by (i) extinguishing or reducing the liability on any of its shares in respect of capital not paid up, (ii) cancelling any paid-up capital that is lost or unrepresented by available assets or (iii) either with or without reducing the number of such shares paying off any paid-up capital that is in excess of the requirements of the company. Reducing the paid-up share capital of Aegon Ltd. Common Shares B also requires the approval of the meeting of holders of Aegon Ltd. Common Shares B.

Dividends

Pursuant to the Bye-Laws and subject to Bermuda law, the Board may declare dividends or make distributions out of contributed surplus to be paid to the Shareholders in proportion to the number of Aegon Ltd. Shares held by them, including such interim dividends as appear to the Board to be justified by the position of Aegon Ltd. Such dividend may be paid in cash, in any currency, or any way in kind, at the discretion of the Board. No unpaid dividend or other distributions shall bear any interest against Aegon Ltd.

Pursuant to the Bye-Laws, a Board resolution to declare a dividend requires the consenting vote of the majority of the non-executive Board members participating in the decision.

If any dividend is being declared, holders of Aegon Ltd. Common Shares B are entitled to one-fortieth (1/40) of the dividends paid on common shares.

Those who are recorded as shareholders in Aegon Ltd.’s register of shareholders on the record date specified in the resolution declaring the dividend shall be deemed to be entitled to receive such dividends. Such dividend record date and the dividend payment date are determined by the Board.

The Board may, before declaring any dividend or making a distribution out of contributed surplus, set aside such sums as it thinks proper as reserves which shall, at the discretion of the Board, be applicable for any purpose of Aegon Ltd. and pending such application may, also at such discretion, either be employed in the business of Aegon Ltd. or be invested in such investments as the Board may from time to time think fit.

If and when Aegon has paid any dividends in the past, it has traditionally paid interim dividends (usually in September) after the release of its six-month results and final dividends (usually in June) upon adoption of the annual accounts at the annual General Meeting.

In its capital planning and policy, Aegon aims to pay out a sustainable dividend to allow equity investors to share in its performance, which can grow over time if its performance so allows. Aegon’s plans for returning capital to shareholders are based on its actual and expected capital position within the capital management zones, the expected levels of capital generation and the expected allocation of capital to invest in Aegon’s strategy, in new business, and in the quality of its balance sheet.

After investment in new business to generate organic growth, the expected capital generation in Aegon’s operating subsidiaries is expected to be made available for distribution to the holding company, while maintaining a capital and liquidity position in the operating subsidiaries in line with Aegon’s capital management and liquidity risk policies in addition to adhering to local regulatory and statutory requirements and restrictions.

Aegon uses the cash flows from its operating subsidiaries to pay unallocated holding expenses, including funding costs. The remaining cash flow is available to execute its strategy and to fund dividends on its shares, subject to maintaining the holding company targeted capital and liquidity in line with its capital management and liquidity risk policies. Depending on circumstances, future prospects and other considerations, the Board may elect to deviate from the aforementioned capital and liquidity measures. The Board will also take capital position, financial flexibility, leverage ratios and strategic considerations into account when declaring or proposing dividends on its shares.

While Aegon uses dividends as the primary means to distribute capital to Aegon’s shareholders, share buy-back programs are also recognized as an appropriate means to return capital.

Under normal circumstances, Aegon expects to declare a final dividend prior to the annual General Meeting and to declare an interim dividend when announcing its second quarter results. Holders of Common Shares historically have been permitted to elect to receive dividends, if any, in cash or in Common Shares, though Aegon’s intention is to pay dividends in cash, and the decision to offer an election in cash or Common Shares is at the discretion of the Board. The relative value of cash and stock dividends may vary. The number of shares distributed as stock dividend may be repurchased by Aegon in the market in order to undo the dilution caused by the distribution of dividend in stock. Depending on circumstances, future prospects and other considerations, the Board may choose to deviate from this approach.

When planning and determining whether to declare or propose a dividend, the Board has to balance prudence with offering an attractive return to shareholders. This is particularly important during adverse economic and/or financial market conditions. Furthermore, Aegon Ltd.’s operating subsidiaries are subject to local insurance regulations that could restrict dividends to be paid to it. There is no requirement or assurance that Aegon Ltd. will declare and pay any dividends.

Aegon Ltd. will pay cash dividends on shares of New York registry in U.S. dollars through Citibank, N.A., its NYSE paying agent, based on the foreign exchange reference rate (WM/Reuters closing spot exchange rate fixed at 5.00 pm Central European Summer Time (CEST)) on the U.S. ex-dividend day.

Voting Rights and Appointment of Board

Voting Rights

Both the Aegon Ltd. Common Shares and Aegon Ltd. Common Shares B have one vote per share.

General Meeting of Shareholders

All holders of Aegon Ltd. Shares will be entitled to attend personally or by proxy any General Meeting upon compliance with the procedures described below. The shares of both classes offer equal full voting rights. All Aegon Ltd. Shares are entitled to one vote for each Aegon Ltd. Share represented at the meeting. Shareholders representing at least 10% of the paid-up share capital may request a General Meeting.

The Voting Rights Agreement that is currently in effect between Aegon N.V. and Vereniging Aegon and will immediately following the Bermuda Conversion Effective Time continue to be in effect between Aegon Ltd. and Vereniging Aegon, as amended to reflect that Bermuda law will become the governing law of the agreement, provides that under normal circumstances, i.e. except in the event of a “Special Cause”, Vereniging Aegon will not be able to exercise more votes than is proportionate to the financial rights represented by its shares. This means that in the absence of a “Special Cause” Vereniging Aegon has agreed to cast one vote for every Aegon Ltd. Common Share it holds and one vote for every 40 Aegon Ltd. Common Shares B it holds. A “Special Cause” includes the acquisition of a 15% or more interest in Aegon Ltd., a tender offer for Aegon Ltd. Shares or a proposed business combination by any person or group of persons whether individually or as a group, other than in a transaction approved by the Board. If, in its sole discretion, Vereniging Aegon determines that a “Special Cause” exists, Vereniging Aegon will notify the General Meeting and retain its right to exercise the full voting power of one vote per Aegon Ltd. Common Share B for a limited period of six months.

A General Meeting is required to be held at least once every year. General Meetings are called by the Board. Furthermore, Shareholders representing at least ten percent of the paid-up share capital can request a General Meeting. If the Board has not taken steps necessary to convene a meeting within 21 days of the requisition, the Shareholders may themselves convene a meeting, to be held within three months of the requisition.

Pursuant to the Bye-Laws, General Meetings can be held in Bermuda, elsewhere or digitally, at the choice of the Board. Pursuant to the Bye-Laws, in relation to any General Meeting, the Board may specify in the notice of the meeting or in any document sent to Shareholders by or on behalf of the Board in relation to the meeting, the record date which shall not be more than 60 business days before the date fixed for the meeting. In such case, notwithstanding any provision in the Bye-Laws to the contrary, each person entered in Aegon Ltd.’s register of shareholders at the record date as a Shareholder shall be entitled to attend and to vote at the relevant meeting and to exercise all of the rights or privileges of a Shareholder in relation to that meeting in respect of the Aegon Ltd. Shares registered in their name at the record date.

Resolutions are adopted at General Meetings by a simple majority of the votes cast unless a greater majority is provided by law or by the Bye-Laws. Resolutions may be adopted if a quorum is present. The quorum for a General Meeting is set at 1/3 of the paid-up share capital.

Major Shareholders of Aegon Ltd.

At June 30, 2023, Vereniging Aegon is, and immediately following the Bermuda Conversion Effective Time, will continue to be Aegon’s largest shareholder, holding approximately 15% of the Aegon Ltd. Common Shares and 91% of Aegon Ltd. Common Shares B, assuming no changes in the issued share capital and in the holdings of Vereniging Aegon between June 30, 2023, and the Bermuda Conversion Effective Time. This translates to a shareholding of Vereniging Aegon of approximately 34% of the issued share capital of Aegon and exercising in ordinary course 17% of the voting rights in Aegon, assuming no changes in the issued share capital and in the holdings of Vereniging Aegon between June 30, 2023, and the Bermuda Conversion Effective Time.

Pursuant to the 1983 Amended Merger Agreement and the Voting Rights Agreement, entered into between Aegon and Vereniging Aegon, certain voting arrangements are in place, as set out in more detail in the section “Major Shareholders” in Aegon’s annual report and incorporated by reference herein.

The main voting arrangement included in the Voting Rights Agreement is that, in the event of a “Special Cause”, Vereniging Aegon may exercise its full voting rights over its Aegon Ltd. Common Shares B. Vereniging Aegon’s voting rights will increase to approximately 32.6% for up to six months per Special Cause. Vereniging Aegon is a membership association under Dutch law. One of the principal characteristics of a membership association is that it has no share capital. The objective of Vereniging Aegon is the balanced representation of the interests of Aegon Ltd. and all of its stakeholders, Aegon Group companies, insured parties, employees and other constituencies of the Aegon Group. The table below shows the expected approximate ownership percentage of Vereniging Aegon, immediately following the Bermuda Conversion Effective Time, assuming no changes in the issued share capital and in the holdings of Vereniging Aegon between June 30, 2023, and the Bermuda Conversion Effective Time.

Title of class	Number owned	Percent of class
Common Shares	315,532,860	15%

Common Shares B	494,433,240	91%

Vereniging Aegon has two administrative bodies: the general meeting of members and the executive committee. As of the date of this U.S. Shareholder Circular, the general meeting of members consisted of nineteen (19) individuals who were elected as members of Vereniging Aegon. The majority of the voting rights is with the seventeen (17) members not being employees or former employees of Aegon or one of the Aegon Group companies, nor current or former members of the Board. Those members represent a broad cross-section of Dutch society, and are called elected members.

As of the date of this U.S. Shareholder Circular, the executive committee of Vereniging Aegon consisted of seven (7) members. Five (5) of those members, including the chairman and vice-chairman, are not nor have ever been, related to Aegon. The other two members are also members of the Executive Board, one of whom will immediately following the Bermuda Conversion Effective Time, be a member of the Board. Resolutions of the executive committee, other than with regard to amendment of the articles of association of Vereniging Aegon, require an absolute majority of votes. When a vote in the executive committee results in a tie, the general meeting of members has the deciding vote. Amendments of the articles of association of Vereniging Aegon require an unanimous proposal from the executive committee of Vereniging Aegon (including consent of the two representatives of Aegon Ltd.). In case the amendment concerns the number or the authority of the two members of the Vereniging Aegon/the executive committee of the Vereniging Aegon who are also members of the Board, separate approval of Aegon Ltd. is required. These special requirements do not apply in the event of a hostile change of control at the General Meeting, in which event Vereniging Aegon may amend its articles of association without the cooperation of the two members of the Board.

Given the importance of Vereniging Aegon as a stakeholder of Aegon and its purpose to ensure a balanced representation of the direct and indirect interests of Aegon and of companies with which Aegon forms a group, of insured parties, employees, shareholders and other related parties of these companies, Aegon considers it important that the position of Vereniging Aegon is maintained.

Accordingly, following the Redomiciliation, the governance position of and arrangements with Vereniging Aegon are intended to remain materially unchanged. The current voting arrangements with Vereniging Aegon will be continued, under the Voting Rights Agreement and the Amended 1983 Merger Agreement as well as under the Bye-Laws, as amended to reflect that Bermuda law and the relevant provisions of the Bye-Laws.

Composition of the Board.

Aegon Ltd. will have a single tier board structure, comprising both executive and non-executive directors. The Board determines the number of executive directors and non-executive directors, provided that the majority of the Board shall consist of non-executive directors. Members of the Board are nominated by the Board and appointed by the General Meeting. If the members of the Board are to be appointed upon a nomination by the Board, the resolution of the General Meeting requires a simple majority of the votes cast. The General Meeting may, in addition, bring forward a resolution to appoint someone not nominated by the Board, in which case the General Meeting resolution requires a two-thirds majority of votes cast, representing at least one half of Aegon Ltd.’s issued capital.

Board members are appointed for a term of not more than four years. A term limit of a total of 12 years applies to non-executive directors. However, for an individual case and by way of exception, the Board may, in the interest of Aegon Ltd., decide to deviate from the term limit.

If the removal or suspension of a Board member is proposed by the Board, the General Meeting resolution requires a simple majority of the votes cast, while otherwise, the resolution requires a two-thirds majority of the votes cast, which majority must represent more than half of the issued share capital.

The Board may fill a vacancy that arises at its own discretion, such appointment to be ratified at the next General Meeting.

The Board and each executive director individually may represent Aegon Ltd.

Shareholder Proposals.

Shareholders who, alone or jointly, represent at least one percent of the issued capital or 100 or more Shareholders jointly, have the right to request of the Board that items be placed on the agenda of a General Meeting and that statements of not more than 1000 words with respect to the matter referred to in the proposed agenda item are sent to the Shareholders entitled to receive notice of that meeting. A requisition made by a Shareholder requiring notice of a resolution must be received by Aegon Ltd. not less than six weeks before the meeting. Matters that are not reserved for, or do not require a shareholder’s resolution pursuant to law or the Bye-Laws, may only be included as a non-binding discussion item.

Amendment of Memorandum of Association and Bye-Laws.

Pursuant to Bermuda law and the Bye-Laws, an amendment to the memorandum of association of Aegon Ltd. requires the approval of the Board and the General Meeting. The Bye-Laws provide that the Board resolves on an amendment of the Bye-Laws. In order for such amendment to take effect, it must be approved by the General Meeting.

Under Bermuda law, Shareholders who, alone or jointly, represent at least 20% of Aegon Ltd.’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by the General Meeting, other than an amendment which alters or reduces Aegon Ltd.’s share capital as provided in Bermuda law. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering Aegon Ltd.’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by Shareholders voting in favor of the amendment.

Financial Statements.

The General Meeting annually adopts Aegon Ltd.’s financial statements with respect to the previous calendar year.

Liquidation Rights

A winding-up of Aegon Ltd. requires approval by the Board and the General Meeting. In the event of a winding-up of Aegon Ltd., the liquidator may, with the approval of the General Meeting, divide amongst the Shareholders in specie or kind the whole or any part of the assets of Aegon Ltd. and may for such purposes set such values as it deems fair upon any property to be divided. The liquidator may furthermore, with the approval of the General Meeting, determine how such division shall be carried out between the Shareholders or different classes of Shareholders, provided that any distributions on Aegon Ltd. Common Share B shall be 1/40th of the distributions on a common share. The liquidator may, with approval of the General Meeting, vest the whole or any part of such assets in trustees upon such trust for the benefit of the contributories as the liquidator, with the approval of a subsequent General Meeting, shall think fit, but in such way that no shareholder shall be compelled to accept any shares or other assets upon which there is any liability.

Issuance of Shares and Preemptive Rights

Pursuant to the Bye-Laws, the Board is, at its sole discretion, authorized to issue shares up to the authorized share capital amount at such terms and conditions as the Board may determine. The issuance of Aegon Ltd. Common Shares B is subject to the prior approval of the meeting of holders of Aegon Ltd. Common Shares B.

Holders of Aegon Ltd. Common Shares do not have any pre-emptive rights by virtue of law or the Bye-Laws, but the Board is authorized to grant such rights to Shareholders at the occasion of a share issuance. Pursuant to the Bye-Laws, holders of Aegon Ltd. Common Shares B will have pre-emptive rights in relation to the issuance, allotment or offer of Aegon Ltd. Common Shares B.

The Board is authorized to issue Aegon Ltd. Shares for a nominal amount of less than 10% of Aegon Ltd.’s issued share capital. Any issuance of Aegon Ltd. Shares for a nominal amount of 10% or more of Aegon Ltd.’s issued share capital requires the approval of the General Meeting, unless (i) the Board determines that the issuance of Aegon Ltd. Shares is necessary or conducive for purposes of safeguarding, conserving or strengthening the capital position of Aegon Ltd. or (ii) such Aegon Ltd. Shares are issued to a person exercising a previously granted right to subscribe for shares.

Pursuant to the Bye-Laws, any transaction which would require the issuance of more than 10% of Aegon Ltd.’s issued share capital will require shareholder approval.

Repurchase by Aegon Ltd. of its Own Shares

In accordance with the Bye-Laws, the Board may, at its discretion, authorize the purchase by Aegon Ltd. of its own shares, of any class, at any price (whether at par or above or below par). Any Aegon Ltd. Shares to be repurchased may be selected in any manner whatsoever, upon such terms as the Board may in its discretion determine, provided always that such purchase is effected in accordance with the provisions of Bermuda law. The whole or any part of the amount payable on any such purchase may be paid or satisfied otherwise than in cash, to the extent permitted by law. Aegon Ltd. may not effect a repurchase of its own shares may if, on the date on which the repurchase is to be effected, there are reasonable grounds for believing that Aegon Ltd. is, or after the repurchase would be, unable to pay its liabilities as they become due.

Any shares repurchased by Aegon Ltd. may be cancelled, or held by Aegon Ltd. as treasury shares.

Mergers and Amalgamations

Any amalgamation or merger of Aegon Ltd. requires approval by the Board and the General Meeting.

In the event of an amalgamation or merger of Aegon Ltd., a Shareholder who did not vote in favor of the amalgamation or merger and is not satisfied that fair value has been offered for such Shareholder’s Aegon Ltd. Shares may, within one month of notice of the General Meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those Aegon Ltd. Shares.

Under Bermuda law, Shareholders who individually or jointly hold at least 95% of the issued and outstanding share capital of Aegon Ltd. may give notice to the remaining Shareholders and require the remaining Shareholders to sell their remaining Aegon Ltd. Shares subject to the terms set out in the notice, unless the remaining Shareholders apply to the Supreme Court for an appraisal.

Pursuant to the Bye-Laws, any person who alone or in concert with others, directly or indirectly acquires 30% or more of Aegon Ltd.’s voting rights, except as a result of certain permitted acquisitions, must without delay make a public announcement thereof and must within 30 days make a general offer to all holders of shares in accordance with the Bye-Laws. Where a person does not make such offer within the prescribed time frame, such person in breach of the Bye-Laws and the Board may take several actions as set out in the Bye-Laws, including a suspension of voting rights or rights to dividends.

Transfer Agent

The transfer agent for the NYRSs will be Citibank, N.A.

Post-Redomiciliation Regulatory Framework

The summary below of the regulation of Aegon following the Redomiciliation is meant to be read together with the section entitled “Regulation and Supervision” in our Annual Report on Form 20-F for the year ended December 31, 2022, which is incorporated by reference in this registration statement on Form F-4, as well as the risk factor herein under the heading “Risk Factors—Risks Relating to the Redomiciliation—The change in regulatory regime involves uncertainty as to the implications, and adapting to such new regime may lead to substantial costs and require substantial time spent by Aegon’s management”. Capitalized terms used in this section but not defined herein shall have the meanings ascribed to such terms in our Annual Report on Form 20-F for the year ended December 31, 2022.

Supervisory framework and qualification

As a result of the ASR Transaction, there are no remaining insurance or reinsurance entities of Aegon established in the Netherlands. Insurance presence in the European Union is limited to Aegon’s insurance activities in Spain and Portugal. The updated group structure resulting from the ASR Transaction has impacted the regulatory framework applicable to the Aegon Group. In the interim period between the closing of the ASR Transaction and the Redomiciliation, the DGSFP is allocated the role of group supervisor by default in accordance with the Solvency II Regime. The DGSFP, in cooperation with the DNB and after informing EIOPA, has delegated the tasks and responsibilities pertaining to its role as group supervisor to the DNB. The delegation agreement will automatically terminate upon the earlier of (i) the completion of the Redomiciliation or (ii) six months following the date of entry into force of the delegation agreement (July 4, 2023). This allows the DNB to de facto continue its group supervision of Aegon until completion of the Redomiciliation on the basis of this delegation agreement. The delegation agreement between DNB and the DGSFP provides a temporary solution for group supervision. Should the Redomiciliation not be implemented or take longer than currently expected, Aegon will have to re-engage with its College of Supervisors on the implications on group supervision as the current arrangements assume a limited duration of the interim period between the Transaction and the Redomiciliation and therefore of the exercise of de facto group supervision by the DNB on the basis of the delegation agreement (see also “The Redomiciliation—Decision-making in the Dutch EGM and Luxembourg EGM—Cancellation of the Luxembourg EGM”).

After the Redomiciliation, the Solvency II Regime will remain applicable to the local remaining insurance entities in the EEA, being the Spanish and Portuguese insurance entities. As Bermuda is deemed equivalent from a Solvency II Regime perspective, the college of supervisors of Aegon will refer to the BMA for the exercise of group supervision, as a result of which only single-entity level Solvency II Regime supervision will remain in respect of Aegon’s regulated EEA insurance entities. In addition Aegon Europe Holding B.V. and its UK subsidiaries will be subject to subgroup supervision of the UK Prudential Regulation Authority. At the overall Aegon Group level, i.e. from Aegon’s top holding company downwards (following the Redomiciliation, Aegon Ltd.), group supervision is expected to be exercised by the BMA and, accordingly, the relevant Bermuda laws and regulations concerning group supervision will apply at the consolidated level.

The Bermuda Insurance Act 1978 and related regulations, which are reflective of international developments and the principles for insurance group supervision by the International Association of Insurance Supervisors (IAIS), provide the BMA with broad authority in its role as group supervisor in order to, amongst other things, (i) coordinate the gathering of information and dissemination of relevant or essential information for going concerns and emergency situations (including information which is important for the supervisory task of other competent authorities), (ii) review and assess the financial situation of the group, (iii) assess the compliance with the rules on solvency and on risk concentration and intra-group transactions of the group, (iv) assess the system of governance of the group, (v) plan and coordinate supervisory activities in cooperation with other competent authorities concerned, (vi) coordinate any enforcement action against the group and its members and (vii) plan and coordinate meetings of the college of supervisors of the Aegon group. At the level of individual regulated subsidiaries, there will be no change in the applicable regulatory regime and legal requirements as a result of the Redomiciliation of Aegon’s top holding company.

Aegon is expected to retain its designation as an Internationally Active Insurance Group in accordance with the principles of the ComFrame and will continue to engage with the global IAIS and ComFrame.

Aegon’s post-Redomiciliation capital management framework

The change in group supervision will not have a material impact on Aegon’s capital management approach, which will continue to focus on the capitalization of its operating units, cash capital at the holding level and gross financial leverage.

Aegon expects its group solvency ratio and surplus under the Bermuda solvency framework to be broadly in line with that under the Solvency II Regime during a transition period until the end of 2027. The method to translate Transamerica’s capital position into the group solvency position will also be similar to the current methodology. After the transition period, Aegon will fully adopt the Bermudian solvency framework.

Aegon anticipates that its debt instruments that are currently grandfathered under the Solvency II Regime will remain so until the end of 2025. In addition, Aegon’s debt instruments will continue to be subject to existing triggers for mandatory deferral or cancellation of interest payments or conversion into equity, based on the group solvency ratio.

Aegon’s future debt structure and refinancing decisions will remain primarily driven by economic considerations, taking into account investor expectations, market circumstances, regulatory requirements, and rating agency considerations.

Regulation of an Insurance Holding Company

Following the Redomiciliation, Aegon will be a Bermuda exempted company with liability limited by shares. Aegon will continue to be a holding company and Aegon’s operations will continue to be conducted through its operating subsidiaries.

In addition to BMA acting in a supervisory capacity for Aegon Group following the Redomiciliation, the Bermuda Insurance Act 1978 (the Bermuda Insurance Act) (the “Insurance Act”) will continue to regulate the insurance business of Aegon’s Bermuda-domiciled insurance subsidiaries.

Regulation of an Insurance Group

Many insurers, including Aegon, operate within a group structure. An insurance group, in accordance with the Bermuda regulatory framework, is two or more affiliated entities, one or more of which conducts insurance business. Aegon and (except as otherwise excluded with regulatory approval) its affiliates, including its insurance interests, are included within the holding company system for purposes of certain supervision requirements. See “—Supervisory framework and qualification”.

Internationally Active Insurance Groups and the Common Framework for the Supervision of Internationally Active Insurance Groups

In November 2019, the International Association of Insurance Supervisors (IAIS) adopted the Common Framework for the Supervision of Internationally Active Insurance Groups (ComFrame). ComFrame establishes supervisory standards and guidance applicable to entities that meet the IAIS’s criteria for internationally active insurance groups (IAIGs) and that are so designated by their group-wide supervisor. Under ComFrame, an IAIG is defined as an insurance group which has (1) premiums written in three or more jurisdictions, with the percentage of gross premiums written outside the home jurisdiction comprising at least 10% of the group’s total gross written premiums, and (2) based on a rolling three-year average, total assets of at least $50 billion, or gross written premiums of at least $10 billion. ComFrame establishes international standards for the designation of a group-wide supervisor for each IAIG and for the imposition of a group capital requirement applicable to an IAIG in addition to the current legal entity capital requirements imposed by relevant insurance laws and regulations. ComFrame also includes uniform standards for insurer corporate governance, enterprise risk management and other control functions and resolution planning. Aegon Ltd. will be appointed as the Head of the IAIG pursuant to Section 27I of the Bermuda Insurance Act.

Group Governance

The Board will be required to establish and effectively implement corporate governance policies and procedures, which must be periodically reviewed to ensure they continue to support the overall organizational strategy of Aegon Group. In particular, the Board must:

•

ensure that operational and oversight responsibilities of the group are clearly defined and documented and that the reporting of material deficiencies and fraudulent activities are transparent and devoid of conflicts of interest;

•

establish systems for identifying on a risk-sensitive basis those policies and procedures that must be reviewed annually and those policies and procedures that must be reviewed at other regular intervals;

•	establish a risk management and internal controls framework and ensure that it is assessed regularly and such assessment is reported to the Board, the chief executive officer and senior executives;

•	establish and maintain sound accounting and financial reporting procedures and practices for Aegon Group; and

•	establish and keep under review group functions relating to actuarial, compliance, internal audit and risk management functions which must address certain specific requirements.

Insurance Code of Conduct

In August 2022, the BMA published a revised version of the Insurance Code of Conduct (“Insurance Code”). Overall, the amendments aim to improve and enhance the Insurance Code and its application, while at the same time incorporating various administrative changes. The most substantive changes to the Insurance Code relate to:

•

Corporate Governance, including a new requirement that the board of directors of an insurer that is a subsidiary of a Bermuda registered insurance group must have an appropriate number of non-executive directors;

•	Risk Management Framework, including the addition of a definition of “Environment, Social and Governance Risk”; and

•	Outsourcing, including enhanced requirements for material outsourcing arrangements.

The Insurance Code, as amended, came into force on September 1, 2022. Bermuda insurers and insurance groups are required to be compliant with sections 1 through 7 of the Insurance Code by September 1, 2023 and applicable parts of section 8 of the Insurance Code by March 1, 2023.

Policyholder Priority

The Insurance Act provides for the prior payment of policyholders’ liabilities ahead of general unsecured creditors in the event of the liquidation or winding up of an insurer. Accordingly, subject to certain statutorily preferred debts, the insurance debts of an insurer must be paid in priority to all other unsecured debts of the insurer. Insurance debt is defined as a debt to which an insurer is or may become liable pursuant to an insurance contract, excluding debts owed to an insurer under an insurance contract where the insurer is the person insured.

Economic Substance Act

Pursuant to the Economic Substance Act 2018 (as amended) of Bermuda (the “ES Act”) effective as of January 1, 2019, a registered entity other than an entity which is resident for tax purposes in certain jurisdictions outside Bermuda (i.e. not designated by the European Union as a non-cooperative jurisdiction for tax purposes; any such entity, a “non-resident entity”) that carries on as a business any one or more of the “relevant activities” referred to in the ES Act must comply with certain economic substance requirements.

Aegon is carrying on relevant activities for the purposes of the ES Act however for so long as it remains tax resident in the Netherlands it will not be required to comply with such economic substance requirements save that it will be required to file an annual declaration making its claim of tax residency and providing evidence to support that claim. The ES Act requires in-scope entities which are engaged in such “relevant activities” to be directed and managed in Bermuda, have an adequate level of qualified employees in Bermuda, incur an adequate level of annual expenditure in Bermuda, maintain physical offices and premises in Bermuda and perform core income-generating activities in Bermuda. The list of “relevant activities” includes carrying on any one or more of: banking, insurance, fund management, financing and leasing, headquarters, shipping (defined to include passenger cruise ships), distribution and service centers, intellectual property and holding entities.

Cyber Code and Reporting Events

In October 2020, the BMA issued the Insurance Sector Operational Cyber Risk Management Code of Conduct (“Cyber Code”) which applies to all registered insurers, insurance managers and intermediaries (e.g. agents, brokers, insurance market place providers). The Cyber Code establishes duties, requirements, standards, procedures and principles to be complied with in relation to operational cyber risk management and is designed to promote the stable and secure management of information technology systems of regulated entities. The Cyber Code defines a cyber reporting event as being any act that results in the unauthorized access to, disruption or misuse of the electronic systems or information stored on such systems of a licensed undertaking, including any breach of security leading to the loss or unlawful destruction or unauthorized disclosure of or access to such systems or information, where (i) a cyber reporting event has the likelihood of adversely impacting policyholders or clients; (ii) an insurer has reached a view that there is a likelihood that loss of its system availability will have an adverse impact on its insurance business; (iii) an insurer has reached the view that there is a likelihood that the integrity of its information or data has been compromised and may have an adverse impact on its insurance business; (iv) an insurer has become aware that there is a likelihood that there has been unauthorized access to its information systems whereby such would have an adverse impact on its insurance business; or (v) an event has occurred for which a notice is required to be provided to a regulatory body or governmental agency. Cyber reporting events are only reportable to the BMA where the event results in a significant adverse impact to the regulated entity’s operations, their policyholders or clients.

Fit and Proper Controllers

The BMA maintains supervision over the controllers (as defined herein) of all Bermuda registered insurers. For so long as shares of Aegon are listed on the NYSE, Euronext Amsterdam or another recognized stock exchange, the Insurance Act requires that the BMA be notified in writing within 45 days of any person becoming, or ceasing to be, a controller.

A controller includes (i) the managing director of the registered insurer or its parent company; (ii) the chief executive of the registered insurer or of its parent company; (iii) a shareholder controller (as defined below); and (iv) any person in accordance with whose directions or instructions the directors of the registered insurer or of its parent company are accustomed to act. All registered insurers are required to give written notice to the BMA of a change in controller(s) within 45 days of becoming aware of such change. The BMA may object to a controller and require the controller to reduce its shareholdings and direct, among other things, that voting rights attaching to the shares shall not be exercisable.

The definition of shareholder controller generally refers to (i) a person who holds 10% or more of the shares carrying rights to vote at a shareholders’ meeting of the registered insurer or its parent company, or (ii) a person who is entitled to exercise 10% or more of the voting power at any shareholders’ meeting of such registered insurer or its parent company, or (iii) a person who is able to exercise significant influence over the management of the registered insurer or its parent company by virtue of its shareholding or its entitlement to exercise, or control the exercise of, the voting power at any shareholders’ meeting.

In addition, all Bermuda insurers (and, in respect of the parent company of an insurance group) are required to give the BMA written notice of the fact that a person has become, or ceased to be, a controller or officer of the registered insurer within 45 days of becoming aware of such fact. An officer in relation to an insurer or the parent company of an insurance group includes a director, chief executive or senior executive performing the duties of underwriting, actuarial, risk management, compliance, internal audit, finance or investment matters.

COMPARISON OF AEGON N.V. AND AEGON LTD. GOVERNANCE

The table summarizes the main elements of the governance of Aegon N.V. and the governance of Aegon Ltd. following the Redomiciliation. The summary as set forth herein is qualified in its entirety by reference to the full text of the Articles of Association (with regard to Aegon N.V.) and the Memorandum of Association and Bye-Laws (with regard to Aegon Ltd.). This summary does not constitute legal advice and should not be regarded as such.

Aegon N.V.	Aegon Ltd.

Authorized share capital

The authorized share capital of Aegon N.V. is included in the Articles of Association and consists of:

6,000,000,000 common shares; and

3,000,000,000 common shares B,

each with a nominal value of EUR 0.12.

The Aegon N.V. Common Shares B profit rights are one fortieth (1/40th) of the Aegon N.V. Common Shares. Both the Aegon N.V. Common Shares and the Aegon N.V. Common Shares B have one vote per share.

The authorized share capital of Aegon Ltd. is included in the Memorandum of Association and consists of:

4,000,000,000 common shares; and

2,000,000,000 common shares B,

each with a par value of EUR 0.12.

The Aegon Ltd Common Shares B profit rights are one fortieth (1/40th) of the Aegon Ltd. Common Shares. Both the Aegon Ltd. Common Shares and the Aegon Ltd. Common Shares B have one vote per share.

Issue of shares

Upon proposal of the Executive Board, which proposal has been approved by the Supervisory Board, the General Meeting may issue Aegon N.V. Shares and grant rights to acquire Aegon N.V. Shares and may also authorize the Executive Board to do so. An Executive Board resolution to issue Aegon N.V. Shares or to grant rights to acquire Aegon N.V. Shares is subject to Supervisory Board approval. Aegon N.V. Shares may be issued up to the amount of the authorized share capital.

A resolution to issue Aegon N.V. Common Shares B requires the approval of the meeting of holders of Aegon N.V. Common Shares B.

Currently, the Executive Board is typically authorized by the General Meeting on an annual basis to, subject to the prior approval of the Supervisory Board, issue Aegon N.V. Common Shares or grant rights to acquire Aegon N.V. Common Shares (i) up to 10% of the issued share capital and (ii) up to 25% of the issued share capital in connection with a rights issue.

The Board is authorized to issue Aegon Ltd. Shares for a nominal amount of less than 10% of Aegon Ltd.’s issued share capital. Any issuance of Aegon Ltd. Shares for a nominal amount of 10% or more of Aegon Ltd.’s issued share capital requires the approval of the General Meeting, unless (i) the Board determines that the issuance of Aegon Ltd. Shares is necessary or conducive for purposes of safeguarding, conserving or strengthening the capital position of Aegon Ltd. or (ii) such Aegon Ltd. Shares are issued to a person exercising a previously granted right to subscribe for shares.

Aegon Ltd. Shares may be issued up to the amount of the authorized share capital.

The issuance of Aegon Ltd. Common Shares B requires the prior approval of the meeting of holders of Aegon Ltd. Common Shares B.

Aegon N.V.	Aegon Ltd.

Pre-emptive rights

Under Dutch law and the Articles of Association, Shareholders have mandatory pre-emptive rights with respect to the issuance of Aegon N.V. Shares of the same class.

Upon proposal of the Executive Board, which proposal has been approved by the Supervisory Board, the General Meeting may limit/exclude pre-emptive rights and may also authorize the Executive Board to do so. The resolution of the General Meeting requires a majority of not less than two-thirds of the votes cast if less than one-half of the issued share capital is represented at the meeting. Currently the Executive Board is typically authorized by the General Meeting on an annual basis to, subject to the prior approval of the Supervisory Board, restrict or exclude pre-emptive rights in relation to an issuance of Aegon N.V. Common Shares or grant rights to acquire Aegon N.V. Common Shares for a period of 18 months (i) up to 10% of the issued share capital and (ii) up to 25% of the issued share capital in connection with a rights issue.

Under Bermuda law, a holder of Aegon Ltd. Common Shares does not have mandatory pre-emptive rights upon the issuance of Aegon Ltd. Shares. Pursuant to the Bye-Laws, the Board may resolve to grant pre-emptive rights at the occasion of an issuance of Aegon Ltd. Common Shares.

Pursuant to the Bye-Laws, a holder of Aegon Ltd. Common Shares B has pre-emptive rights with respect to the issuance, allotment or offer of Aegon Ltd. Common Shares B.

Repurchase of shares

The General Meeting may authorize the Executive Board to repurchase Aegon N.V. Shares. The repurchase of Aegon N.V. Shares is subject to certain restrictions pursuant to the Articles of Association and Dutch law.

Furthermore, repurchases of Aegon N.V. Shares are only permitted to the extent the applicable regulatory requirements are met.

The Board is authorized, subject to certain restrictions of Bermuda law and the Bye-Laws, to repurchase Aegon Ltd. Shares.

Furthermore, repurchases of Aegon Ltd. Shares are only permitted to the extent the applicable regulatory requirements are met.

Reduction of share capital

Aegon N.V. may, subject to certain restrictions of Dutch law and the Articles of Association, reduce its issued share capital by lowering the nominal value of the Aegon N.V. Shares, by cancelling Aegon N.V. Shares held in treasury or by cancelling all Aegon N.V. Common Shares B.

The General Meeting may, at the proposal of the Executive Board, which proposal has to be approved by the Supervisory Board, resolve to reduce the issued share capital which requires a majority of not less than two-thirds of the votes cast if less than one-half of the issued share capital is represented at the meeting.

Aegon Ltd. may, subject to certain restrictions of Bermuda law and the Bye-Laws, reduce its paid-up share capital in any way, including by:

a)  extinguishing or reducing the liability on any of its shares in respect of capital not paid up;

b)  cancelling any paid-up capital that is lost or unrepresented by available assets; or

c)  either with or without reducing the number of such shares, paying off any paid-up capital that is in excess of the requirements of the company.

Aegon N.V.	Aegon Ltd.

Reducing the issued share capital of Aegon N.V. Common Shares B also requires the approval of the meeting of holders of Aegon N.V. Common Shares B.

A reduction of paid-up share capital requires approval by the Board and the General Meeting.

Reducing the paid-up share capital of Aegon Ltd. Common Shares B also requires the approval of the meeting of holders of Aegon Ltd. Common Shares B.

Board structure and number of Board members

Aegon N.V. has a two-tier board structure, comprising the Executive Board and the Supervisory Board.

The Executive Board is responsible for the day-to-day management and strategy of the company, under the supervision of the Supervisory Board.

The Supervisory Board determines the number of Executive Board members.

The Supervisory Board determines the number of Supervisory Board members, provided that the Supervisory Board must have at least seven members.

Aegon Ltd. has a single tier board structure, comprising executive directors and non-executive directors.

Subject to the provisions of the Companies Act and the Bye-Laws, the Board shall manage and conduct the business of Aegon Ltd. and is responsible for the general affairs of Aegon Ltd., which includes setting the strategy of Aegon Ltd. The non-executive directors have an overall advisory and supervisory duty.

The executive directors will be primarily charged with, through a delegation of such authority by the Board, Aegon Ltd.’s day-to-day operations and the developing, proposing to the Board and implementing of Aegon’s strategy.

The Board determines the number of executive directors and non-executive directors, provided that the majority of the Board shall consist of non-executive directors.

Appointment and removal of board members

The General Meeting appoints the members of the Executive Board and the Supervisory Board.	The General Meeting appoints the members of the Board. Voting in respect of Board member appointments will be based on the general voting mechanism (for / against / abstain).

If the appointment of an Executive Board member or a Supervisory Board member is proposed by the Supervisory Board, the General Meeting resolution requires a simple majority of the votes cast, while otherwise, the resolution requires a two-thirds majority of the votes cast, which majority must represent more than half of the issued share capital.

Executive Board members and Supervisory Board members are appointed for a term of not more than four

If the appointment of Board member is proposed by the a Board, the General Meeting resolution requires a simple majority of the votes cast, while otherwise, the resolution requires a two-thirds majority of the votes cast, which majority must represent more than half of the issued share capital.

Board members are appointed for a term of not more than four years. A term limit of a total of 12 years applies to non-executive directors. However, for an

Aegon N.V.	Aegon Ltd.

years. A term limit of a total of 12 years applies to Supervisory Board members.

If the suspension or removal of an Executive Board member or a Supervisory Board member is proposed by the Supervisory Board, the General Meeting resolution requires a simple majority of the votes cast, while otherwise, the resolution requires a two-thirds majority of the votes cast, which majority must represent more than half of the issued share capital.

The Supervisory Board may suspend an Executive Board member.

individual case and by way of exception, the Board may, in the interest of Aegon Ltd., decide to deviate from the term limit.

If the removal or suspension of a Board member is proposed by the Board, the General Meeting resolution requires a simple majority of the votes cast, while otherwise, the resolution requires a two-thirds majority of the votes cast, which majority must represent more than half of the issued share capital.

An executive director of the Board may also be suspended by the Board, in which case only the non-executive directors will take part in the deliberations and decision making.

Board vacancies and inability to act

In case an Executive Board member is unable to act or when a vacancy arises, the remaining Executive Board member(s) will be temporarily entrusted with the management of Aegon N.V.

If all seats of the Executive Board members are vacant or if all Executive Board members are unable to act, the Supervisory Board is charged with the management and may delegate this authority.

In case a Board member is unable to act or when a vacancy arises, the remaining Board members will be temporarily entrusted with the management of Aegon Ltd.

The Board may fill a vacancy that arises at its own discretion, such appointment to be ratified at the next General Meeting.

Board members may grant a proxy a fellow Board member to exercise their vote at a meeting of the Board in case they are unable to act.

Independence of the Board

The independence standards of the Dutch Corporate Governance Code, the Audit Committee Decree and the Joint Guidelines apply to the Supervisory Board.

In addition, the independence requirements of the Sarbanes Oxley Act and the NYSE Listing Rules are applicable.

At least a majority of the Board members must be independent, as defined in a separate document to be adopted by the Board, setting out Aegon Ltd.’s corporate governance principles.

In addition, the independence requirements of the Sarbanes Oxley Act and the NYSE Listing Rules are applicable.

Diversity of the Board

Aegon N.V. has a diversity policy in line with Dutch law diversity requirements, pursuant to which a quota applies to the Supervisory Board of at least one-third female and one-third male members.

Aegon N.V. furthermore takes into account the diversity requirements of the Joint Guidelines.

Aegon will continue to have an inclusion and diversity policy for the Board setting out diversity requirements and targets applicable to the Board. Aegon will continue to adhere to the objectives regarding inclusion and diversity, as these may evolve from time to time going forward to reflect emerging best practices and standards in the jurisdictions in which the Aegon Group is active. As part of the inclusion and diversity policy for the

Aegon N.V.	Aegon Ltd.
Board, Aegon will continue to strive for female and male representation on the Board of at least one-third of its members.

Decision-making by the Board and Quorum

Resolutions of the Executive Board are adopted with a simple majority of the votes cast and may only be adopted if the majority of the Executive Board members in office are present or represented.

Resolutions of the Supervisory Board are adopted with a simple majority of the votes cast and may only be adopted if the majority of the Supervisory Board members in office are present or represented.

In the event of a tie vote in the Executive Board, the proposal shall be rejected.

In the event of a tie vote in the Supervisory Board, the chairman has the deciding vote if more than two Supervisory Board members are present or represented.

Resolutions of the Board are adopted with a simple majority of the votes cast, unless a specified majority applies pursuant to which resolutions also require the majority of the non-executive directors.

Pursuant to the Bye-Laws, the quorum for the transaction of business at a Board meeting is at least the majority of the Board members in office at the time of the meeting.

Any temporary Board members are taken into account for the calculation of a quorum.

Fiduciary duties

Each member of the Executive Board and Supervisory Board has a statutory duty to act in the corporate interest of Aegon N.V. and its business.

Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers.

Under Bermuda law, the Board members owe a fiduciary duty to Aegon Ltd. to act in good faith in their dealings with or on behalf of Aegon Ltd. and exercise their powers and fulfil the duties of their office honestly.

Aegon Ltd.’s Bye-Laws will provide that, when exercising their duties, the Board members will take into account the long-term consequences of decisions, sustainability, Aegon’s reputation and the interest of all corporate stakeholders, including, amongst others, Shareholders, employees, business relations, policyholders, relations with regulators, creditors and other groups, directly or indirectly, influenced by the business of Aegon.

Conflict of interest

An Executive Board or Supervisory Board member may not participate in the adoption of resolutions and deliberations in case of a conflict of interest. A conflict of interest exists if the Executive Board or Supervisory Board member is unable to serve the best interests of Aegon N.V. and the business connected with it with the required level of integrity and objectivity.

In accordance with Bermuda law, a Board member who believes that they have or might have a direct or indirect personal interest which conflicts with the interests of Aegon Ltd., whether potential or actual, must notify the Board at the first opportunity at a meeting of the Board or by writing to the Board members as required by Bermuda law.

Unless the conflict is fully disclosed, any contract entered into by Aegon Ltd. and a company in which a Board member has an interest may be voidable at the instance of the Aegon Ltd. and any profit made recoverable by Aegon Ltd.

Aegon N.V.	Aegon Ltd.
A member of the Board who has a conflict of interest shall not participate in any deliberations and decision-making of the Board, unless the Board decides otherwise.

Remuneration of Board members

The General Meeting adopts a remuneration policy for the Executive Board and the Supervisory Board. Pursuant to Dutch law, the General Meeting resolution requires a three-fourths majority. The remuneration policy must be re-adopted every four years.

A remuneration report must annually be submitted to a non-binding advisory vote of the General Meeting.

The Board establishes guidelines for the remuneration of the Board members in line with international practice.

The Board determines the remuneration and other terms of service of the executive directors and the non-executive directors, with due observance of the remuneration guidelines. The executive directors shall not participate in the deliberations and decision-making process of the Board in determining the remuneration and other terms of service for the executive directors and non-executive directors.

Pursuant to the Bye-Laws, Shareholders are offered the opportunity to annually provide a non-binding advisory vote with respect to the past financial year’s remuneration report.

Indemnification of Board members

The Articles of Association include an indemnification of the Executive Board and Supervisory Board members against any and all liabilities, claims, judgments, fines and penalties incurred as a result of any action, investigation or other proceeding. An Executive Board member or a Supervisory Board member is not indemnified for gaining personal profits, advantages or remuneration to which he was not legally entitled, or if the Executive Board member or Supervisory Board member is liable for wilful misconduct (opzet) or intentional recklessness (bewuste roekeloosheid).	The Bye-Laws provide that Board members are indemnified in respect of, any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust in relation to Aegon Ltd. or any subsidiary thereof. The indemnification does not extend to claims arising from fraud or dishonesty.

Discharge of Board members

The General Meeting may discharge members of the Executive Board and Supervisory Board for the performance of their management and supervision, respectively.

The Bye-Laws contain a waiver from each Shareholder and Aegon Ltd. of any claim or right of action it may have against Aegon Ltd. at any time, whether individually or by or in the right of Aegon Ltd., against any Board member on account of any action taken by such Board member or the failure of such Board member to take any action in the performance of their duties with or for Aegon Ltd.

This waiver does not apply to claims arising out of fraud or dishonesty or to recover any gain, personal profit or advantage to which such Board member is not legally entitled.

Aegon N.V.	Aegon Ltd.

Convocation and agenda of a General Meeting

Notice of General Meetings are given by the Supervisory Board or the Executive Board. The convocation of the General Meeting is published on Aegon N.V.’s website at least 42 days prior to the day of the General Meeting.

Shareholders may exercise their rights at a General Meeting, if they are the Shareholders on the 28th day before the day of the General Meeting.

Pursuant to the Articles of Association, General Meetings must take place in the Netherlands, in Amsterdam, The Hague, Haarlemmermeer, Leidschendam, Rijswijk (ZH), Rotterdam or Voorburg.

Pursuant to the Articles of Association, the Executive Board is authorized to determine that rights to attend the General Meeting and voting can be exercised by using an electronic means of communications.

Notice of General Meetings are given by the Board. Pursuant to the Bye-Laws, General Meetings must be convened at least 30 days prior to the day of the General Meeting.

Shareholders may exercise their rights at a General Meeting if they are Shareholders on the record date for the General Meeting. The record date shall be determined by the Board and shall not be more than 60 business days before the date of the General Meeting.

General Meetings may be held in or outside Bermuda, including in the Netherlands. Pursuant to the Bye-Laws, the General Meetings may also be held solely by electronic means of communication.

The agenda of the General Meeting includes the items proposed by the Executive Board or Supervisory Board.

Shareholder right to propose an agenda item

Shareholders representing at least 1% of the issued capital or shares worth at least EUR 100 million may request one or more items to be added to the agenda of a General Meeting.

Such request must be received by Aegon N.V. not later than on the sixtieth day prior to the date of the meeting.

Shareholders may not put items on the agenda for (in)formal voting on matters that are not reserved for Shareholders. Those items may only be put on the agenda as a non-binding discussion item.

Pursuant to the Bye-Laws, Shareholders representing at least 1% of the issued capital or 100 or more Shareholders jointly may request one or more items to be added to the agenda of a General Meeting.

A requisition made by a Shareholder requiring notice of a resolution must be received by Aegon Ltd. not less than six weeks before the meeting.

Matters that are not reserved for, or do not require a Shareholder’s resolution pursuant to the Bye-Laws or Bermuda law, may only be included as an item non-binding to the Board.

Shareholder right to call a General Meeting

Shareholders representing at least 10% of the issued share capital, may request that a General Meeting be convened. If neither the Executive Board nor the Supervisory Board have ensured that a meeting is held within eight weeks the Shareholders may be authorized by the competent Dutch court to convene a General Meeting.	Shareholders representing at least 10% of the paid-up share capital may request a General Meeting. If the Board has not taken steps necessary to convene a General Meeting within 21 days of the requisition, the Shareholders may themselves convene a General Meeting, to be held within 3 months of the requisition.

Decision-making of the General Meeting

Unless Dutch law or the Articles of Association provide otherwise, all resolutions of the General Meeting are adopted with a simple majority of the votes cast.	Unless Bermuda law or the Bye-Laws provide otherwise, all resolutions of the General Meeting are adopted with a simple majority of the votes cast.

Aegon N.V.	Aegon Ltd.
No quorum requirement applies when holding a General Meeting and when transacting business at such meeting.	Resolutions may be adopted if a quorum is present. The quorum for a General Meeting is set at 1/3 of the paid-up share capital.

Shareholder vote on material transactions

Pursuant to Dutch law, the Executive Board must obtain the approval of the General Meeting for resolutions regarding a significant change in the identity or Aegon N.V. or its business, including in any event:

a)  transferring the business or practically the entire business to a third party;

b)  concluding or cancelling a long-lasting cooperation of Aegon N.V. or a subsidiary of Aegon N.V. with another legal entity or as a fully liable general partner in a partnership, provided that the cooperation or cancellation is of material significance to Aegon N.V.;

Bermuda law does not provide for a shareholder vote for material transactions, other than if the transaction would require shareholder approval in itself (e.g. merger, amalgamation).

Pursuant to the Bye-Laws, any transaction which would require the issuance of more than 10% of Aegon Ltd.’s issued share capital will require approval of the General Meeting. Reference is made to the above description under “Issue of Shares”.

c)  acquiring or disposing of a participating interest in the share capital of Aegon N.V. with a value of at least one-third of Aegon N.V.’s assets, as shown in the consolidated balance sheet with explanatory notes according to the last adopted annual accounts by Aegon N.V. or a subsidiary of Aegon N.V.

Amendment of the constitutional documents

The General Meeting resolves on the amendment of the Articles of Association upon proposal of the Executive Board with the approval of the Supervisory Board.

The Board resolves on the amendment of the Bye-Laws. In order for such amendment to take effect, it must be approved by the General Meeting.

An amendment of the Memorandum of Association needs to be approved by the Board and the General Meeting.

A Board resolution to amend the Bye-Laws or the Memorandum of Association requires the consenting vote of the majority of the non-executive directors participating in the decision.

Under Bermuda law, Shareholders who, alone or jointly, represent at least 20% of Aegon Ltd.’s paid-up share capital or any class thereof have the right to, within 21 days after a resolution to amend the Memorandum of Association has been adopted by the General Meeting, apply to the Supreme Court of Bermuda for an annulment of such amendment of the Memorandum of Association, other than an amendment which alters or reduces Aegon Ltd.’s share capital as provided in Bermuda law. No application may be made by Shareholders voting in favor of the amendment.

Aegon N.V.	Aegon Ltd.

Mergers; demergers

The General Meeting resolves on a merger or a demerger upon a Supervisory Board approved proposal of the Executive Board.	Any amalgamation or merger of Aegon Ltd. requires approval by the Board and the General Meeting. Bermuda law does not provide for the possibility of a legal demerger.

Dissolution; winding-up

The General Meeting resolves on dissolution upon a Supervisory Board approved proposal of the Executive Board.

Any liquidation surplus is transferred to the Shareholders proportional to the profit rights attached to the Aegon N.V. Common Shares and the Aegon N.V. Common Shares B, respectively.

Subject to Bermuda law, a winding-up of Aegon Ltd. requires approval by the Board and the General Meeting.

In the event of a winding-up of Aegon Ltd., the liquidator may, with the approval of a subsequent General Meeting, divide amongst the Shareholders whole or any part of the assets of Aegon Ltd. and may for such purposes set such values as they deem fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders, provided that the liquidation surplus shall be transferred to the Shareholders in proportion to the profit rights attached to the Aegon Ltd. Common Shares and the Aegon Ltd. Common Shares B respectively.

Profit reservation, dividends and other distributions

Under Dutch law, distributions may only be made to the extent Aegon N.V. has sufficient distributable reserves.

Pursuant to the Articles of Association, the Supervisory Board may decide, upon the proposal of the Executive Board, to set aside part of the profit to increase and/or form reserves.

The profits remaining thereafter are at the disposal of the General Meeting.

The Executive Board may decide, with the approval of the Supervisory Board, to make interim distributions.

Under Bermuda law, Aegon Ltd. may declare and pay a dividend, or make a distribution out of contributed surplus, provided there are reasonable grounds for believing that after any such payment (a) the company will be solvent and (b) the realizable value of its assets will be greater than its liabilities.

The Board may declare dividends and interim dividends and may decide to set aside part of the profit to increase and/or form reserves.

A Board resolution to declare a dividend requires the consenting vote of the majority of the non-executive directors participating in the decision.

Annual accounts

The annual accounts of Aegon N.V. must be signed by the members of the Executive Board and the Supervisory Board. The annual accounts are adopted annually by the General Meeting.

The annual accounts of Aegon Ltd. must contain a signature of one Board member on the balance sheet. The Board approves and adopts the annual accounts.

The annual accounts must be discussed annually in the General Meeting. However in accordance with Bermuda law, the annual accounts are not adopted by the General Meeting.

Aegon N.V.	Aegon Ltd.

Auditor

Upon nomination by the Supervisory Board, the General Meeting appoints the independent external auditor of Aegon N.V.

Pursuant to Dutch law, a mandatory audit firm rotation after ten years applies to Aegon.

Upon proposal by the Board, the General Meeting appoints the independent external auditor of Aegon Ltd. for a period of one year.

Although Bermuda law does not provide for a mandatory audit firm rotation, Aegon Ltd. will voluntarily continue to abide to an audit firm rotation after ten years.

Inquiry proceedings

Inquiry proceedings are a specific legal procedure at the Dutch Enterprise Chamber (Ondernemingskamer) to take interim measures and investigate policies and affairs of Dutch companies. The inquiry proceedings cover any misconduct of corporate bodies as well as of the persons acting as part of these corporate bodies.

Shareholders who believe their interests as a minority shareholder are not appropriately taken into account may seek the intervention of the Bermuda Supreme Court.

Shareholders representing at least 1% of the issued capital or shares worth at least EUR 20 million may initiate inquiry proceedings at the Dutch Enterprise Chamber.

Shareholder suits and derivate actions

In the event that a third party is liable to Aegon N.V., only Aegon N.V. itself may bring civil action against that party. The individual Shareholders do not have the right to bring an action on behalf of Aegon N.V. Only in the event that the cause for the liability of a third party to Aegon N.V. also constitutes a tortious act directly against a Shareholder, does that Shareholder have an individual right of action against such third party.	Save for certain exceptions, under Bermuda law, in the event that a third party is liable to Aegon Ltd., only Aegon Ltd. itself may bring civil action against that party. The decision to sue would be made by the Board or any person authorized to do so by the Board.

Squeeze-out

Pursuant to Dutch law, a Shareholder who provides at least 95% of the issued share capital of Aegon N.V., alone or together with group companies, may institute proceedings against minority Shareholders jointly for the transfer of their shares to such shareholder. The proceedings are held before the Enterprise Chamber. The Enterprise Chamber may grant the claim for squeeze-out and determines the price to be paid for the Aegon N.V. Shares. Specific arrangements apply for squeeze-out proceedings after a public takeover offer.	Under Bermuda law, Shareholders who individually or jointly hold at least 95% of the issued and outstanding share capital of Aegon Ltd. may give notice to the remaining Shareholders and require the remaining Shareholders to sell their remaining Aegon Ltd. Shares subject to the terms set out in the notice, unless the remaining Shareholders apply to the Supreme Court for an appraisal.

Appraisal or dissenters’ rights

Dutch law does not recognize the concept of appraisal or dissenters’ right. Dutch law does provide for cash exit rights for dissenting Shareholders in case of cross-	In the event of an amalgamation or merger of Aegon Ltd., a Shareholder who did not vote in favor of the amalgamation or merger and is not satisfied that fair

Aegon N.V.	Aegon Ltd.
border mergers, and, subject to the Legislative Proposal being adopted, demergers and conversions.	value has been offered for such Shareholder’s Aegon Ltd. Shares may, within one month of notice of the General Meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those Aegon Ltd. Shares.

Mandatory tender offer

Under Dutch law, any person who, acting alone or in concert with others, directly or indirectly, acquires 30% or more of Aegon N.V.’s voting rights will, subject to certain exemptions, be required to make a mandatory tender offer for all outstanding Aegon N.V. Shares.	Pursuant to the Bye-Laws, any person who alone or in concert with others, directly or indirectly acquires 30% or more of Aegon Ltd.’s voting rights, except as a result of certain permitted acquisitions, must without delay make a public announcement thereof and must within 30 days make a general offer to all holders of shares in accordance with the Bye-Laws. Where a person does not make such offer within the prescribed time frame, such person is in breach of the Bye-Laws and the Board may take several actions as set out in the Bye-Laws, including a suspension of voting rights or rights to dividends.

MAJOR SHAREHOLDERS

We are incorporating by reference the information set forth under “Item 7. Major Shareholders and Related Party Transactions-A. Major Shareholders” in our Annual Report on Form 20-F for the year ended December 31, 2022.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We are incorporating by reference the information set forth under “Item 5. Operating and Financial Review and Prospects ” in our Annual Report on Form 20-F for the year ended December 31, 2022.

BUSINESS

We are incorporating by reference the information set forth under “Item 4. Information on the Company” in our Annual Report on Form 20-F for the year ended December 31, 2022.

MANAGEMENT

We are incorporating by reference the information set forth under “Item 6. Directors, Senior Management and Employees” in our Annual Report on Form 20-F for the year ended December 31, 2022.

RELATED PARTY TRANSACTIONS

We are incorporating by reference the information set forth under “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions” in our Annual Report on Form 20-F for the year ended December 31, 2022.

TAXATION

Material Dutch tax consequences to Shareholders after completion of the Redomiciliation

This section is intended as a summary of the material Dutch and U.S. federal tax consequences for Aegon and Shareholders in respect of the Redomiciliation. Aegon is not pursuing the Redomiciliation for tax reasons. The statements below are based on current law, policy and practice, which are each subject to change at any time, possibly with retroactive or retrospective effect. Furthermore, the discussion below is not exhaustive and relates only to the material tax consequences of the Redomiciliation. Shareholders should consult their tax advisors regarding the particular tax consequences to them of the Redomiciliation.

Material Dutch tax consequences to Shareholders after completion of the Redomiciliation

The Dutch dividend withholding tax, corporate income tax and personal income tax treatment of Shareholders after the Redomiciliation is expected to generally remain the same as before the Redomiciliation.

Material Dutch tax consequences to Aegon and its Shareholders of the Redomiciliation

In connection with the filing of Aegon’s registration statement on Form F-4, De Brauw Blackstone Westbroek N.V., special Netherlands tax counsel to Aegon, has delivered a tax opinion to Aegon to the effect that the statements below, to the extent that they constitute descriptions or summaries of Dutch tax law or legal conclusions with respect thereto, are the opinion of De Brauw Blackstone Westbroek N.V. with respect to the material Dutch tax consequences to Aegon and its Shareholders of the Redomiciliation. Such tax opinion of De Brauw Blackstone Westbroek N.V. is based on factual and on certain customary qualifications, assumptions and limitations. Subject to the qualifications, assumptions and limitations set forth herein and in such tax opinion of De Brauw Blackstone Westbroek N.V., which is filed as Exhibit 8.2 to the registration statement of which this prospectus forms a part, the discussion under this section “Material Dutch tax consequences to Aegon and its Shareholders of the Redomiciliation” represents the opinion of De Brauw Blackstone Westbroek N.V. with respect to the material Dutch tax consequences to Aegon and its Shareholders of the Redomiciliation. In addition, if any of the representations or assumptions upon which the opinion is based are inconsistent with the actual facts, the Dutch tax consequences to Aegon and its Shareholders of the Redomiciliation could be different from those described below, and Aegon and its Shareholders could be adversely affected.

The Luxembourg Conversion is not a taxable event for Aegon or its Shareholders for Dutch corporate income tax, Dutch dividend withholding tax and Dutch personal income tax purposes. Support for this view may be found in paragraph 11.1 of the updated Decree on the conversion of legal entities (Besluit omzetting rechtspersonen) dated April 14, 2022, which approves, to the extent needed to address any uncertainty, that a cross-border conversion of a Dutch public company (naamloze vennootschap) shall not be treated as a taxable event if it is converted into a foreign entity (i) governed by the laws of a Member State of the European Union or EEA, (ii) having its registered office, central administration or principal place of business within the European Union or EEA; and (iii) sufficiently similar to a Dutch public company (naamloze vennootschap) or limited liability company (besloten vennootschap).

Furthermore, the subsequent Bermuda Conversion is not a taxable event for Aegon or its Shareholders for Dutch corporate income tax, Dutch dividend withholding tax and Dutch personal income tax purposes. Support for this view may be found in paragraph 10.1 of the updated Decree on the conversion of legal entities (Besluit omzetting rechtspersonen) dated April 14, 2022, which provides that no taxable event occurs for Dutch tax purposes if, in the case of a conversion of a company governed by foreign law into another company governed by foreign law, the existence of that company is not terminated and there is no transfer of assets or liabilities.

Material U.S. Federal Income Tax Consequences to U.S. Holders of the Redomiciliation

The following discussion sets forth the material U.S. federal income tax consequences arising as a result of the Redomiciliation to U.S. holders (as defined below) of Aegon N.V. Shares, which remain issued and become

Aegon Ltd. Shares as a result of the Redomiciliation, and assumes the Redomiciliation is implemented as described in this U.S. Shareholder Circular. This discussion does not address all U.S. federal income tax matters that may be relevant to a particular Shareholder. This section also does not describe any tax consequences arising under the laws of any jurisdiction other than the federal income tax laws of the United States.

This discussion is based on the Code, U.S. Treasury regulations and judicial and administrative interpretations, in each case as in effect and available on the date hereof. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

In connection with the filing of Aegon’s registration statement on Form F-4, Latham & Watkins LLP, special United States tax counsel to Aegon, has delivered a U.S. federal income tax opinion to Aegon to the effect that the statements below, to the extent that they constitute descriptions or summaries of U.S. federal income tax law or legal conclusions with respect thereto, are the opinion of Latham & Watkins LLP with respect to the material U.S. federal income tax consequences to U.S. holders of the Redomiciliation. Such U.S. federal income tax opinion of Latham & Watkins LLP is based on factual representations contained in a certificate provided to Latham & Watkins LLP by Aegon, and on certain customary qualifications, assumptions and limitations. Subject to the qualifications, assumptions and limitations set forth herein and in such U.S. federal income tax opinion of Latham & Watkins LLP, which is filed as Exhibit 8.1 to the registration statement of which this prospectus forms a part, the discussion under this section “Material U.S. Federal Income Tax Consequences to U.S. Holders of the Redomiciliation” represents the opinion of Latham & Watkins LLP with respect to the material U.S. federal income tax consequences to U.S. holders of the Redomiciliation. The opinion of Latham & Watkins LLP is not binding on the IRS or any court, and Aegon does not intend to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Redomiciliation. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the representations or assumptions upon which the opinion is based are inconsistent with the actual facts, the U.S. federal income tax consequences to U.S. holders of the Redomiciliation could be different from those described below, and U.S. holders could be adversely affected.

For the purposes of this section, a ‘U.S. holder’ is a beneficial owner of Shares that is, for U.S. federal income tax purposes:

•	A citizen or individual resident of the United States;

•	A corporation created or organized in or under the laws of the United States or any state of the United States (including the District of Columbia);

•	An estate, the income of which is subject to U.S. Federal income taxation regardless of its source;

•

A trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Shares, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Shares and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

U.S. holders should consult their tax advisors as to the tax consequences to them of the Redomiciliation, including the applicability and effect of any state, local, non-U.S. and other tax laws.

The Redomiciliation will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code. Under such treatment, a U.S. holder will not recognize any gain or loss solely as a result of the Redomiciliation, will have the same tax basis in each of its Shares following the Redomiciliation as the U.S.

holder had immediately prior to the Redomiciliation, and will have a holding period in each of its Shares following the Redomiciliation that includes the U.S. holder’s holding period in such Shares immediately prior to the Redomiciliation.

Material U.S. Federal Income Tax Consequences to Shareholders After Completion of the Redomiciliation

Since Aegon will remain a tax resident in the Netherlands following the Redomiciliation, for a discussion of the U.S. federal income tax consequences to Shareholders after the Redomiciliation, see the section titled “Item 10–Additional Information–E. Taxation–United States tax consequences to holders of shares” incorporated by reference herein from our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission.

LEGAL MATTERS

Appleby (Bermuda) Limited, Bermuda counsel to Aegon, has provided a legal opinion for Aegon regarding (i) valid issue, (ii) paying up and (iii) non-assessability of the shares of Aegon Ltd., based on the assumptions and subject to the qualifications and limitations set out therein. Certain legal matters relating to U.S. law will be passed upon for Aegon by Latham & Watkins LLP, New York, New York. Certain legal matters relating to Dutch law will be passed upon for Aegon by De Brauw Blackstone Westbroek N.V., Amsterdam.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this U.S. Shareholder Circular by reference to the Annual Report on Form 20-F for the year ended December 31, 2022 have been so incorporated in reliance on the report of PricewaterhouseCoopers Accountants N.V., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ENFORCEMENT OF CIVIL LIABILITIES

The Netherlands

Aegon N.V. is a Dutch company located in the Netherlands. Many of our directors and officers are residents of the Netherlands or countries other than the United States. In addition, although we have substantial assets in the United States, a large portion of our assets and the assets of our directors and officers are located outside of the United States. As a result, U.S. investors may find it difficult in a lawsuit based on the civil liability provisions of the U.S. federal securities laws:

•	to effect service of process within the United States upon Aegon N.V. and our directors and officers located outside the United States;

•	to enforce in U.S. courts or outside the United States judgments obtained against those persons in U.S. courts;

•	to enforce in U.S. courts judgments obtained against those persons in courts in jurisdictions outside the United States; and

•

to enforce against those persons in the Netherlands, whether in original actions or in actions for the enforcement of judgments of U.S. courts, civil liabilities based solely upon U.S. Federal securities laws.

The United States and the Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters, except arbitration awards. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely upon the federal securities laws, would not be directly enforceable in the Netherlands. However, if the party in whose favor a final judgment is rendered brings a new suit in a competent court in the Netherlands, such party may submit to the Dutch court the final judgment that has been rendered in the United States. If the Dutch court finds that the jurisdiction of the federal or state court in the United States has been based on grounds that are internationally acceptable and that proper legal procedures have been observed, the court in the Netherlands would, in principle, give binding effect to the final judgment that has been rendered in the United States unless such judgment contravenes Dutch public policy.

A shareholder of a company incorporated under the laws of the Netherlands cannot sue individual members of the supervisory board or executive board derivatively; that is, in the name of and for the benefit of Aegon N.V.

Moreover, under Dutch law, the duties owed by members of the Aegon N.V. Supervisory Board and Aegon N.V. Executive Board are owed primarily to Aegon N.V. and our businesses, not to our shareholders. This may limit the rights of the shareholders of a Dutch company to sue members of its supervisory or executive boards. On January 1, 2020, the new Act on the Resolution of Mass Damages Claims in Collective Actions (Wet afwikkeling massaschade in collectieve actie) entered into effect in the Netherlands, which allows claims for monetary damages in collective actions initiated by a representative foundation or association seeking to protect similar interests of persons against a company or its supervisory or executive directors, which was not previously possible.

Bermuda

Aegon Ltd. will, after the Redomiciliation be an exempted company organized and existing under the laws of Bermuda. In addition, some of Aegon Ltd.’s directors and officers may reside outside the United States, and all or a substantial portion of their assets and Aegon Ltd.’s assets are or may be located in jurisdictions outside of the United States. It may therefore be difficult for investors to effect service of process within the United States upon Aegon Ltd.’s non-U.S. based directors and officers or to recover against Aegon Ltd. or such directors and officers or obtain judgments from U.S. courts against Aegon Ltd. or them, including judgments predicated upon the civil liability of the U.S. federal securities laws.

There is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a United States judgment would be enforceable in Bermuda against Aegon Ltd. or Aegon Ltd.’s directors and officers depends on whether the U.S. court that entered the judgment is recognized by the Bermuda court as having jurisdiction over Aegon Ltd. or Aegon Ltd.’s directors and officers, as determined by reference to Bermuda conflict of law rules. A judgment debt from a U.S. court that is final and for a sum certain based on U.S. federal securities laws will not be enforceable in Bermuda unless the judgment debtor had submitted to the jurisdiction of the U.S. court, and the issue of submission and jurisdiction is a matter of Bermuda (not U.S.) law.

In addition, and irrespective of jurisdictional issues, the Bermuda courts will not enforce a U.S. federal securities law that is either penal or contrary to Bermuda public policy. An action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, will not be entertained by a Bermuda court. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, would not be available under Bermuda law of enforceable in a Bermuda court, as they would be contrary to Bermuda public policy. Further, no claim may be brought in Bermuda against Aegon Ltd. or Aegon Ltd.’s directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impost civil liability on Aegon Ltd. or Aegon Ltd.’s directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this U.S. Shareholder Circular forms a part, on Form F-4 to register the issuance of securities deemed to be offered to shareholders of Aegon N.V. as described elsewhere in this U.S. Shareholder Circular. We also file annual reports with, and furnish other information to, the SEC and with the Netherlands Authority for the Financial Markets. You may read and copy any document that we have filed with or furnished to the SEC through the SEC’s web site at www.sec.gov.

If you would like hard copies of this U.S. Shareholder Circular or our filings with the SEC (excluding exhibits) or if you have questions about the Redomiciliation or the proposals to be presented at the annual general meeting, you should contact Aegon at the following address and telephone number:

Investor Relations

Aegon N.V.

Aegonplein 50

2591 TV The Hague

The Netherlands

Tel: 1-443-475-3243

E-mail: ir@aegon.com

Any of the documents you request will be available without charge. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information.

This U.S. Shareholder Circular is part of a registration statement and constitutes a prospectus of Aegon Ltd. and Aegon N.V. As allowed by SEC rules, this U.S. Shareholder Circular does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. Information and statements contained in this U.S. Shareholder Circular are qualified in all respects by reference to the copy of the relevant contract or other document filed as an exhibit to the registration statement.

Aegon has not authorized anyone to give any information or make any representation about the Redomiciliation that is different from, or in addition to, that contained in this U.S. Shareholder Circular. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this U.S. Shareholder Circular speaks only as of the date of this U.S. Shareholder Circular, unless the information specifically indicates that another date applies.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

As permitted by the SEC, this U.S. Shareholder Circular does not contain all the information you can find in our registration statement or the exhibits to the registration statement. The SEC allows us to “incorporate by reference” information into this U.S. Shareholder Circular, which means that:

•	incorporated documents are considered part of this U.S. Shareholder Circular;

•	we can disclose important information to you by referring you to those documents;

•

information that we file with the SEC after the date of this U.S. Shareholder Circular that is incorporated by reference in this U.S. Shareholder Circular automatically updates and supersedes this U.S. Shareholder Circular; and

•

information that is more recent that is included in this U.S. Shareholder Circular automatically updates and supersedes information in documents incorporated by reference with a date earlier than this U.S. Shareholder Circular.

We incorporate by reference into this U.S. Shareholder Circular our documents listed below. Unless otherwise noted, all documents incorporated by reference have the SEC file number 1-10882.

•	Annual Report on Form 20-F for the fiscal year ended December 31, 2022;

•	Reports on Form 6-K furnished to the SEC on June 30, 2023 (containing certain pro forma financial information), July 5, 2023 (relating to the completion of the ASR Transaction) and July 6, 2023;

each of the following documents that we file with or furnish to the SEC after the date of this U.S. Shareholder Circular from now until we terminate the offering of securities under this U.S. Shareholder Circular and the registration statement:

•	reports filed under Section 13(a), 13(c) or 15(d) of the Exchange Act; and

•	reports filed or furnished on Form 6-K that indicate that they are incorporated by reference in this U.S. Shareholder Circular.

These documents contain important information about us and our financial condition. You may obtain copies of these documents in the manner described above. You may also request a copy of these filings (excluding exhibits) at no cost by contacting us as follows or by visiting our website at www.aegon.com. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not part of this U.S. Shareholder Circular.

No person is authorized to give any information or represent anything not contained in this U.S. Shareholder Circular. We are only offering the securities in places where sales of those securities are permitted. The information contained in this U.S. Shareholder Circular, as well as information incorporated by reference, is current only as of the date of that information. Our business, financial condition, results of operations and prospects may have changed since that date.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Aegon maintains insurance to indemnify members of the Aegon Ltd. Board of Directors and officers of Aegon. The concept of indemnification of directors of a company from liabilities arising from their actions as members of the executive or supervisory boards is, in principle, accepted in the Netherlands and sometimes is provided for in the company’s articles of association. Although the laws of Bermuda do not contain any provisions in this respect, the Bye-Laws provide that Board members are indemnified in respect of, any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust in relation to the company or any subsidiary thereof. The indemnification does not extend to claims arising from fraud or dishonesty. Aegon Ltd. has also contractually agreed to indemnify members of the Aegon Ltd. Board of Directors and officers of Aegon Ltd.

Item 21.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

See the Exhibit Index on the page immediately before the signature page for a list of exhibits filed as part of this registration statement on Form F-4, which Exhibit Index is incorporated herein by reference.

(b)	Financial Statement Schedules

See our financial statements in “Item 18. Financial Statements” of our Annual Report on Form 20-F for the year ended December 31, 2022 for the financial statements incorporated by reference in this registration statement on Form F-4.

Item 22.	Undertakings.

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period during which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the U.S. Securities Act, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include, or to file a Form 6-K that incorporates by reference herein, any financial statements required by “Item 8.A. of Form 20-F” at the start of any delayed offering or throughout a continuous offering.

(5) That, for the purpose of determining liability of the registrant under the U.S. Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes as follows:

(1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reoffering’s by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) That every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the U.S. Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the U.S. Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in clause (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved thereby, that was not the subject of and included in the registration statement when it became effective.

EXHIBIT INDEX

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit	Filing Date

3.1***	Articles of Association of Aegon N.V.	6-K	001-10882		June 4, 2013

3.2***	Form of Luxembourg Articles of Association of Aegon S.A.	F-4	333-273041	3.2	June 30, 2023

3.3***	Form of Bermuda Bye-laws of Aegon Ltd.	F-4	333-273041	3.3	June 30, 2023

3.4***	Form of Memorandum of Continuance of Aegon Ltd. which will serve as Aegon Ltd.’s memorandum of association.	F-4	333-273041	3.4	June 30, 2023

4.1	Any instruments defining the rights of long-term debt holders. None of our instruments relating to long-term debt has total amount of securities authorized thereunder that exceed 10% of our consolidated total assets. Pursuant to the requirement of this Exhibit 4, we agree to furnish to the SEC upon request a copy of any instrument defining the rights of holders of long-term debt of us or of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

5.1***	Opinion of Appleby (Bermuda) Limited regarding the (i) valid issue, (ii) paying up and (iii) non-assessability of the Aegon Ltd. shares.	F-4	333-273041	5.1	June 30, 2023

8.1***	Opinion of Latham & Watkins LLP, with respect to certain U.S. tax matters.	F-4	333-273041	8.1	June 30, 2023

8.2***	Opinion of De Brauw Blackstone Westbroek N.V., with respect to certain Dutch tax matters.	F-4	333-273041	8.2	June 30, 2023

10.1***	1983 Amended Merger Agreement between Aegon and Vereniging AEGON, as amended and restated May 29, 2013.	20-F	001-10882	4.1	March 21, 2014

10.2†***	Business Combination Agreement among Aegon Europe Holding B.V., Aegon N.V. and ASR Nederland N.V., dated October 26, 2022, relating to the combination of ASR Nederland N.V. and Aegon Nederland N.V.	20-F	001-10882	4.4	March 22, 2023

10.3***	Voting Rights Agreement, as amended and restated May 29, 2013.	20-F	001-10882	4.2	March 21, 2014

21.1***	List of Subsidiaries of Aegon Ltd.	20-F	001-10882	8	March 22, 2023

23.1*	Consent of PricewaterhouseCoopers Accountants N.V., independent registered public accounting firm for Aegon N.V.

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit	Filing Date

23.2***	Consent of Appleby (Bermuda) Limited (included in Exhibit 5.1).

23.3***	Consent of Latham & Watkins LLP (included in Exhibit 8.1).

23.4***	Consent of De Brauw Blackstone Westbroek N.V. (included in Exhibit 8.2).

24.1***	Power of Attorney (included on signature page to the initial filing of the Registration Statement).

107***	Filing Fee Table.	F-4	333-273041	107	June 30, 2023

*	Filed herewith.
**	To be filed by amendment or a future filing that is incorporated by reference herein.
***	Previously filed.
†	Certain information in this agreement and its schedules has been omitted in accordance with Item 601(a)(5) of Reg S-K, but will be furnished supplementary to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The Hague, the Netherlands, on the 13th day of July, 2023.

Aegon N.V.

By:	/s/ Eilard Friese
Name:	Eilard Friese
Title:	Chief Executive Officer, Executive Director

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ Eilard Friese Eilard Friese	Chief Executive Officer, Executive Director (Principal Executive Officer)	July 13, 2023

* Matthew J. Rider	Chief Financial Officer, Executive Director (Principal Financial and Principal Accounting Officer)	July 13, 2023

* William L.A. Connelly	Supervisory Director	July 13, 2023

* Mark A. Ellman	Supervisory Director	July 13, 2023

* Jack McGarry	Supervisory Director	July 13, 2023

* Caroline Ramsay	Supervisory Director	July 13, 2023

* Thomas Wellauer	Supervisory Director	July 13, 2023

* Corien M. Wortmann-Kool	Supervisory Director	July 13, 2023

* Dona D. Young	Supervisory Director	July 13, 2023

* Karen Fawcett	Supervisory Director	July 13, 2023

*By:	/s/ J.O. van Klinken
Name:	J.O. van Klinken
Title:	Attorney-in-fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirement of the Securities Act, the undersigned, the duly authorized representative in the United States of Aegon N.V., has signed this registration statement on the 13th day of July, 2023.

Transamerica Corporation

By:	/s/ Andrew S. Williams
Name:Andrew S. Williams
Title: Senior Vice President and General Counsel